Exhibit 99.1

2008 annual and special meeting

TELUS

March 10, 2008

TELUS Corporation

2008 annual and special meeting

Notice of annual and special meeting	i
Frequently asked questions	1
Business of the meeting	9
Report of management and consolidated financial report	9
Election of directors	9
Appointment of auditors	23
Amendment to and reconfirmation of shareholder rights plan	23
Amendments to option plans	28
Corporate Governance Committee: Mandate and report	33
Pension Committee: Mandate and report	37
Audit Committee: Mandate and report	39
Pension Committee: Mandate and report	37
Human Resources and Compensation Committee: Mandate and report	45
Report on executive compensation	50
Executive compensation overview	64
Summary of TELUS’ equity compensation plans	72
Additional information	86
Appendix A: Statement of TELUS’ corporate governance practices	88
Appendix B: Terms of reference of the Board of Directors	97

All financial information is reported in Canadian dollars.

i

Notice of annual and special meeting

                Notice is hereby given that the annual and special meeting of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 8, 2008 at 11:00 a.m. (MDT) at the TELUS Convention Centre, Macleod Hall, Lower Level, South Building, 120 Ninth Avenue SE, Calgary, Alberta for the following purposes:

For holders of common shares to:

1.               receive the Company’s 2007 audited consolidated financial statements together with the report of the auditors on those statements;

2.               elect directors of the Company for the ensuing year;

3.               appoint Deloitte & Touche LLP as auditors for the ensuing year and authorize the directors to fix their remuneration;

4.               approve certain housekeeping amendments to the TELUS Management Share Option Plan;

5.               approve the amendment of the TELUS Management Share Option Plan to permit unissued shares to be returned to the share reserve following a cash settlement of options; and

6.               approve the amendment to the outstanding TELUS option plans to extend the expiration of an option for 10 trading days past a blackout period.

For holders of common and non-voting shares, voting together to:

7.               approve amendments to, and reconfirm and approve the Company’s shareholder rights plan, as amended and restated; and

Transact other business as may properly come before the meeting or any adjournment thereof.

Dated at Vancouver, British Columbia on the 10th day of March, 2008.

By order of the Board of Directors

Audrey T. Ho

Senior Vice-President,

General Counsel and Corporate Secretary

Shareholders who cannot attend this meeting may vote by proxy. Simply sign and return your proxy by mail or submit a telephone or Internet proxy by following the instructions on page 2 in this information circular or the instructions on the paper proxy.

i

To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on May 6, 2008 or, if the meeting is adjourned, by 5:00 p.m. (EDT), on the second-last business day before the adjourned meeting date.

Board approval

The Board of Directors has approved in substance the content of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

DATED March 10, 2008.

Audrey T. Ho

Senior Vice-President,

General Counsel and Corporate Secretary

ii

Frequently asked questions

Meeting procedures

Who can go to the meeting?

Anyone who holds common or non-voting shares of TELUS as of March 14, 2008, which is the record date for the meeting, is entitled to attend the meeting.

Who can vote at the meeting and what are we voting on?

If you hold common shares as of the close of business on March 14, 2008, you have the right to cast one vote per common share on:

•                  the election of directors;

•                  the appointment of auditors;

•                  the housekeeping amendments to the TELUS Management Share Option Plan;

•                  the amendment of the TELUS Management Share Option Plan to permit unissued shares to be returned to the share reserve following a cash settlement of options;

•                  the amendment of the outstanding TELUS option plans to extend the expiration of an option for 10 trading days past a blackout period; and

•                  the amendment to and reconfirmation of the shareholder rights plan, as amended and restated.

If you hold non-voting shares as of the close of business on March 14, 2008 you have the right to cast one vote per non-voting share on:

•                          the amendment to and reconfirmation of the shareholder rights plan, as amended and restated.

How many shareholders do you need to reach a quorum?

A quorum is reached with at least two people present who hold, or represent by proxy, in the aggregate at least 20 per cent of the issued and outstanding shares entitled to be voted at the meeting. On March 10, 2008, the Company had 175,666, 114 common shares and 148,161,156 non-voting shares issued and outstanding.

Does any shareholder beneficially own 10 per cent or more of the outstanding common shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 10, 2008, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 per cent of the voting rights attached to all common shares entitled to be voted at the meeting.

Voting procedures

Am I a registered or non-registered shareholder?

You are a registered shareholder if you have a share certificate issued in your name.

You are a non-registered shareholder if:

1.               your shares are registered in the name of an intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution); or

2.               you hold your shares through the TELUS Employee Share Purchase Plan (the employee shares), for which Computershare Trust Company of Canada (Computershare) is the trustee.

How can I vote if I am a registered shareholder?

You can vote in any of the following ways:

•                  by attending the meeting and casting your vote in person;

•                  by appointing someone else as proxy to attend the meeting and vote your shares for you;

•                  by completing your proxy form and returning it by mail or delivery, following the instructions on your proxy;

•                  by phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your holder account number and access number (shown on your proxy form) and follow the instructions.  Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone.   See page 3; or,

•                  by Internet by visiting the website shown on your proxy form. Refer to your holder account number and access number (shown on your proxy form) and follow the online voting instructions.

How can I vote if I am a non-registered shareholder?

If you are a non-registered shareholder and you receive your materials through an investment dealer or other intermediary, complete and return the forms entitling you to vote by following the instructions in those forms.

How can I vote if I am an employee shareholder?

If you hold shares through the TELUS Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your employee shares to vote your employee shares as you instruct.  You can give instructions to Computershare:

•                  by completing your voting instruction form and returning it by mail or delivery, following the instructions on the form;

•                  by phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your holder account number and access number (shown on your form) and follow the instructions.  Note that you cannot appoint anyone other than Brian Canfield and Darren Entwistle as your proxy if you vote by phone; or,

•                  by Internet by visiting the website shown on your voting instruction form. Refer to your holder account number and access number (shown on your form) and follow the online voting instructions.

Your employee shares will be voted for or against or withheld from voting only in accordance with your instructions.  If your proxy is not received by Computershare in its capacity as trustee according to the above procedures, your employee shares will not be voted by Computershare.

What if I hold other shares in addition to my employee shares?

If you hold shares other than employee shares, you must complete and return another proxy to vote those shares, unless you attend the meeting and vote those shares in person.

How do I appoint someone else to go to the meeting and vote my shares for me?

Two directors of the Company, Brian Canfield and Darren Entwistle, have been named in the proxy to represent shareholders at the meeting.  You can appoint someone else to represent you at the meeting.  Just complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form, or complete another acceptable paper proxy.  The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone, or Internet your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (EDT) on May 6, 2008.  If the meeting is adjourned, your proxy must be received by 5:00 p.m. (EDT), on the second-last business day before the adjourned meeting date.

How will my shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business which you are entitled to vote on, according to your instructions.  If you have appointed Brian Canfield and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your common shares in favour of:

•                  electing as a director each person nominated by the Company for the ensuing year;

•                  appointing Deloitte & Touche LLP as auditors for the ensuing year and authorizing the directors to fix their remuneration;

•                  the housekeeping amendments to the TELUS Management Share Option Plan;

•                  approving the amendment to the TELUS Management Share Option Plan to permit unissued shares to be returned to the share reserve following a cash settlement of options;

•                  approving the amendment to certain TELUS option plans to extend the expiration of an option for 10 trading days past a blackout period; and

•                  approving the amendments to and reconfirming the shareholder rights plan, as amended and restated.

And they will vote your non-voting shares in favour of:

•                          approving the amendments to and reconfirming the shareholder rights plan, as amended and restated.

What happens if there are amendments or variations or other matters brought before the meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 10, 2008, neither the directors nor senior officers of the Company are aware of any variation, amendment or other matter to be presented for a vote at the meeting.

What if I change my mind?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy by delivering to TELUS’ Corporate Secretary a duly executed proxy by paper, telephone or Internet with a later date or by delivering a form of revocation of proxy. This new proxy must be delivered to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 21 - 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to 5 p.m. (EDT) May 6, 2008, or if the meeting is adjourned, 5 p.m. (EDT) on the business day before the date of the adjourned meeting.

Or, you may revoke your proxy and vote in person at the meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the meeting at the meeting before the vote in respect of which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold employee shares and you have voted by proxy you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, no later than 5:00 p.m. (EDT) on May 6, 2008 or, if the meeting is adjourned, by 5:00 p.m. (EDT) on the second-last business day before the reconvened meeting date.

Is my vote by proxy confidential?

Yes.  All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•                  as necessary to meet applicable law;

•                  in the event of a proxy contest; or

•                  in the event a shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation.  TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the e-mail address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. The Company may, if determined advisable, retain an agency to solicit proxies for TELUS in Canada and in the United States.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the meeting:

•	phone:	1-800-558-0046 (toll-free within North America)
1-514-982-7129 (outside North America)
•	e-mail:	telus@computershare.com
•	mail:	Computershare Trust Company of Canada
9th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the Telecommunications Regulations), the Telecommunications Act (Canada) (the Telecommunications Act), the Broadcasting Act (Canada) (the Broadcasting Act) and the Radiocommunication Act (Canada) (the Radiocommunication Act).  Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into the Articles of the Company and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares

Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner.

Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meeting, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such meetings unless otherwise required by law. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an exclusionary offer). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect.

If the Telecommunications Act, the Radiocommunication Act, and the Broadcasting Act and the regulations thereunder relating to ownership and control are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert their non-voting shares into an equivalent number of common shares.

Business of the meeting

1. Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2007, including management’s discussion and analysis, are contained in the TELUS 2007 annual report — financial review. Shareholders who have requested a copy of the 2007 annual report will receive it by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 21 - 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2. Election of directors

General

The Board has fixed the number of directors at 12, in accordance with the Company’s Articles.  At the meeting, the Company will ask shareholders to vote for the election of the 12 nominees proposed by the Company as directors.  All of the current nominees were elected as directors at last year’s annual general meeting with more votes cast in favour of their election than votes withheld.  Each holder of common shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. Brian Canfield and Darren Entwistle have been named in the accompanying proxy as proxyholders (the management proxyholders), and unless otherwise instructed, they intend to vote for the election of all 12 nominees whose names are set forth on pages 7 to 10.

The Company’s majority voting policy applies to this election.   Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chair of the Board.  The resignation will be effective when accepted by the Board.  The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision.  The Board will announce its decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held.  A copy of the majority voting policy is available at telus.com/governance.

Management believes that all nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

Director biographies

The following tables provide biographical information about each director of the Company.

R.H. (DICK) AUCHINLECK
Calgary, Alberta Age: 57 Director since(1): 2003 Independent

R.H. (Dick) Auchinleck is the presiding director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

TELUS Committees	Attendance record
Corporate Governance (Chair)	Board — 10 of 10
Pension	Corporate Governance — 4 of 4
Strategy Advance Team(2)	Pension — 2 of 2 (member since May 2, 2007)
Human Resources and Compensation — 2 of 2 (member until May 2, 2007)
Total value of TELUS securities	Strategy Advance Team — 6 of 6
held at December 31, 2007:
$1,461,932	Current directorships
ConocoPhillips (presiding director)
Enbridge Commercial Trust
Red Mile Entertainment, Inc.
EPCOR Centre for the Performing Arts (not-for-profit)

Past directorships (2002 to 2007)
Sonic Mobility Inc.
Hydro One Inc.

A. CHARLES BAILLIE
Toronto, Ontario Age: 68 Director since(1): 2003 Independent TELUS Committees

Charlie Baillie is Chair of Alberta Investment Management Corporation.  He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1998 until his retirement in 2003.  He holds an Honours B.A. (Political Science and Economics) from Trinity College, University of Toronto, an MBA from Harvard Business School and an Honorary Doctorate of Laws from Queen’s University. Charlie is an Officer of the Order of Canada and was inducted to The Canadian Business Hall of Fame.

Human Resources and
Compensation (Chair) Pension Strategy Advance Team(2)

Attendance record

Board — 10 of 10

Audit — 3 of 3 (member until May 2, 2007)

Pension — 2 of 2 (member since May 2, 2007)

Human Resources and Compensation - 3 of 3 (member since May 2, 2007)

Strategy Advance Team — 4 of 6

Total value of TELUS securities
held at December 31, 2007: $4,264,557	Current directorships Alberta Investment Management Corporation (Chairman) Canadian National Railway Company George Weston Limited Art Gallery of Ontario (President) Queen’s University (Chancellor)

Past directorships (2002 to 2007) Dana Corporation Ballard Power Systems Inc. Quebecor World Inc. The Toronto-Dominion Bank TD Waterhouse Inc. Canadian Council of Chief Executives (Chair)

MICHELINE BOUCHARD
Montreal, Quebec Age: 60 Director since(1): 2004 Independent TELUS Committees: Audit

Micheline Bouchard is a professional engineer and corporate director.  She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006. She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences from École Polytechnique, Montreal, Quebec and numerous Honorary Doctorates. Micheline is a Member of the Order of Canada.  She is also a certified member of the Institute of Corporate Directors.

Total value of TELUS securities held at December 31, 2007: $817,559	Attendance record Board — 9 of 10 Audit — 5 of 5

Current directorships Citadel Group of Funds Home Capital/Home Trust Harry Winston Diamond Corporation Past directorships (2002 to 2007) Sears Canada Inc. Thunderbird University, Arizona (Trustee)

R. JOHN BUTLER, Q.C.
Edmonton, Alberta Age: 64 Director since(1): 1995	John Butler is a lawyer and counsel to Bryan & Company, a law firm. John holds a Bachelor of Arts and a Bachelor of Law from the University of Alberta.

Independent TELUS Committees:

Attendance record
Board — 10 of 10
Corporate Governance — 4 of 4
Pension — 2 of 2 (member until May 2, 2007)
Human Resources and Compensation — 3 of 3 (member since May 2, 2007)
Strategy Advance Team — 6 of 6

Corporate Governance Human
Resources and Compensation Strategy Advance Team (Chair)(2)	Current directorships Trans Global Insurance Company Trans Global Life Insurance Company Liquor Stores Income Fund (Trustee)

Total value of TELUS securities held at December 31, 2007: $1,065,847	Past directorships (2002 to 2007) Edmonton Eskimos Football Club (Chair) Board of Governors of the Canadian Football League

BRIAN A. CANFIELD
Point Roberts, Washington Age: 69 Director since (1): 1989 Independent Chair of the Board TELUS Committees:

Brian Canfield is the Chair of the Board of TELUS Corporation.  His career with TELUS spans more than 50 years, including almost a year as interim Chief Executive Officer of TELUS, four years as Chair and Chief Executive Officer of BC TELECOM Inc., three years as President and Chief Executive Officer and one year as President and Chief Operating Officer. In 1997, Brian was named an Honorary Doctor of Technology by the British Columbia Institute of Technology. Brian has received a Fellowship Award from the Institute of Corporate Directors, and is a Member of the Order of British Columbia and the Order of Canada.

Pension Strategy Advance Team(2)
Total value of TELUS securities held at December 31, 2007: $2,439,692	Attendance record Board — 10 of 10 Pension — 4 of 4 Strategy Advance Team — 6 of 6 Brian regularly attends other committee meetings.

Current directorships Suncor Energy Inc. Canadian Public Accountability Board

Past directorships (2002 to 2007) Terasen Inc. Toronto Stock Exchange

PIERRE Y. DUCROS
Montreal, Quebec Age: 68 Director since(1): 2005 Independent

Pierre Ducros is President of P. Ducros & Associés Inc., an investment and administration firm. Pierre has a Bachelor of Arts from the Université de Paris at Collège Stanislas in Montreal. He is also a graduate of the Royal Military College of Canada and has a Bachelor of Engineering (Communications) from McGill University. Pierre is a Member of the Order of Canada and an Officer of the Order of Belgium.

TELUS Committees:	Attendance record Board — 10 of 10 Audit — 5 of 5 Strategy Advance Team — 6 of 6
Audit Strategy Advance Team(2)
Current directorships Manulife Financial Corporation RONA Inc. Canadian Institute for Advanced Research
Total value of TELUS securities held at December 31, 2007: $557,655	Past directorships (2002 to 2007) Cognos Incorporated Nstein Technologies Inc. Engenuity Technologies Inc. Emergis Inc.

DARREN ENTWISTLE
Vancouver, British Columbia Age: 45 Director since(1): 2000 Not independent TELUS Committees: Not eligible

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. Previously, Darren, a 19-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland in 1999.  Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA from McGill University and a Diploma in Network Engineering from the University of Toronto.

Total value of TELUS securities held at December 31, 2007: $18,203,122	Attendance record Board — 10 of 10 Darren is not a member of any Board committee, but regularly attends committee meetings.

Current directorships The Toronto-Dominion Bank McGill University (Board of Governors) Royal Conservatory of Music Capital Campaign (Chair, not-for-profit) Canadian Council of Chief Executives

Past directorships (2002 to 2007) Nil.

RUSTON E.T. GOEPEL
Vancouver, British Columbia Age: 65 Director since(1): 2004 Independent

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm. Rusty serves on the pension advisory committees of the Canadian Olympic Association and Simon Fraser University.  Rusty holds a Bachelor of Commerce from the University of British Columbia and received the Queen’s Jubilee Medal for Business Leadership and Community Services.

TELUS Committees: Audit	Attendance record Board — 10 of 10 Audit — 5 of 5

Total value of TELUS securities held at December 31, 2007: $1,414,832

Current directorships
Spur Ventures Ltd.
Auto Canada Income Fund
Amerigo Resources Ltd.
Baytex Energy Trust
Yellow Point Equity Partners, LP (Chairman, private equity)
Vancouver 2010 Olympic Organizing Committee (not-for-profit)
The Vancouver Airport Authority

Business Council of BC (executive committee)

Past directorships (2002 to 2007) Premium Brands Income Trust Duke Seabridge Ltd. Smith Tractor Inc. Coast Tractor Ltd.

JOHN S. LACEY
Thornhill, Ontario Age: 64 Director since(1): 2000 Independent

John Lacey is Chairman of the Advisory Board of Tricap.  John was previously the Chairman of the Board of Directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John has completed the Program for Management Development at Harvard Business School.

TELUS Committees: Human Resources and Compensation Corporate Governance Strategy Advance Team(2)	Attendance record Board — 9 of 10 Corporate Governance - 2 of 4 Human Resources and Compensation — 4 of 5 Strategy Advance Team — 6 of 6

Total value of TELUS securities held at December 31, 2007: $1,503,154	Current directorships Advisory Board of Tricap (Chairman) Canadian Imperial Bank of Commerce Loblaw Companies Limited Doncaster Consolidated Ltd. (Chairman) Cancer Care Ontario (not-for-profit)

Past directorships (2002 to 2007) Alderwoods Group, Inc. Canadian Tire Corporation, Limited Western Forest Products Ltd. Stelco Inc.

BRIAN F. MACNEILL
Calgary, Alberta Age: 68 Director since(1): 2001 Independent Audit Committee Financial Expert

Brian MacNeill is the Chairman and a director of Petro-Canada, an oil and gas company.  He retired as Chief Executive Officer of Enbridge Inc., an integrated pipeline company, on January 1, 2001.  Brian is a chartered accountant and a Fellow of the Chartered Accountants of Alberta and the Institute of Corporate Directors. He also holds a Bachelor of Commerce from Montana State University. Brian is a Member of the Order of Canada.

TELUS Committees: Audit (Chair)	Attendance record Board — 9 of 10 Audit — 5 of 5

Current directorships Petro-Canada (Chairman) The Toronto-Dominion Bank West Fraser Timber Co.

Total value of TELUS securities held at December 31, 2007: $1,926,043	Past directorships (2002 to 2007) Dofasco Inc. Veritas DGC Inc. Legacy Hotels REIT Sears Canada Inc. Western Oil Sands Inc. University of Calgary (Chair, Board of Governors)

RONALD P. TRIFFO
Edmonton, Alberta Age: 68 Director since(1): 1995 Independent

Ron Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he has served in various executive management positions for more than 25 years.  Ron holds a Bachelor of Science (Civil Engineering) from the University of Manitoba and a Master of Science (Engineering) from the University of Illinois.

TELUS Committees: Audit	Attendance record Board — 10 of 10 Audit — 2 of 2 (member since May 2, 2007) Corporate Governance — 2 of 2 (member until May 2, 2007) Pension — 2 of 2 (member until May 2, 2007)

Total value of TELUS securities held at December 31, 2007:$1,925,494

Current directorships
Stantec Inc. (Chairman)
Alberta Ingenuity Fund (Chairman)
Faculty of Medicine and Dentistry, University of Alberta (Advisory Council)
Junior Achievement of Northern Alberta (Board of Governors)
Alberta’s Promise

Past directorships (2002 to 2007) ATB Financial (immediate past Chair) Consulting Engineers of Alberta Association of Consulting Engineers of Canada Alberta Economic Development Authority (past Chair)

DONALD WOODLEY
Mono Township, Ontario Age: 62 Director since(1): 1998 Independent TELUS Committees:

Don Woodley is the President of The Fifth Line Enterprise, a privately held company providing strategic advisory services and executive coaching to the Canadian IT industry.  In 2007, he served as interim Chair of the Board of Canada Post Corporation for six months.  For ten months in 2006, he served as interim CEO and President of Gennum Corporation.  He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

Pension (Chair)
Corporate Governance Total value of TELUS securities held at December 31, 2007: $1,134,732	Attendance record Board — 10 of 10 Pension — 4 of 4 Corporate Governance — 2 of 2 (member since May 2, 2007) Human Resources and Compensation — 2 of 2 (member until May 2, 2007)

Current directorships Gennum Corporation Canada Post Corporation Steam Whistle Brewing Inc. Hospital for Sick Children Foundation (not-for-profit)

Past directorships  (2002 to 2007)
DataMirror Corporation
OnX Enterprise Solutions Inc.
Information Technology Association of Canada (past Chair, not-for-profit)
The Stratford Festival of Canada (past Chair, not-for-profit)
The Canadian Arts Summit (past Chair, not-for-profit)

(1)     The Company or any of its predecessors.

(2)     2007 ad hoc Board committee, which met from June to August 2007.  See page 21.

Interlocking boards

The following table lists those TELUS directors who serve together on other corporate boards as at March 10, 2008.  Mr. Entwistle is not standing for re-election as a director of The Toronto-Dominion Bank at its annual general meeting in 2008.

TELUS director	Other company directorships	Committees
Brian MacNeill	The Toronto-Dominion Bank	Management Resources (Chair) Corporate Governance
Darren Entwistle	The Toronto-Dominion Bank	Corporate Governance

Board and committee meetings held in 2007

Board/Committee	Total number of meetings	In-camera sessions
Board	10	9
Audit Committee	5	4
Corporate Governance Committee	4	4
Human Resources and Compensation Committee	5	4
Pension Committee	4	4
Strategy Advance Team(1)	6	n/a

(1)     Ad hoc committee created in 2007 regarding a potential acquisition of BCE Inc.  See page 21.

Director compensation

The Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board.  In determining the appropriate level and mix in director compensation, the Committee is guided by the following compensation principles which were reviewed extensively and last approved by the Board in 2006:

•                  it is appropriate to target cash compensation for a director (excluding meeting fees) at the 50th percentile of the selected comparator group and total compensation (excluding meeting fees) at the 75th percentile of the selected comparator group;

•                  equity is an important element of compensation to emphasize alignment with shareholder value;

•                  the magnitude of equity pay should be fixed at a specified value rather than a specified number of deferred share units (DSUs) to better reflect market value at the time of grant;

•                  the level of compensation must be sufficient to attract and retain qualified directors with the experience and skills to lead the Company; and

•                  compensation should be reviewed and set each year to ensure that it remains appropriate and aligned with the market.

In conducting its annual benchmarking of compensation, the Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity and size in different industries.   In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation.   The Committee engages an external consultant (Hewitt Associates in 2007) to assist in the selection of an appropriate comparator group and to collect the market data.  After reviewing the market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

Applying these principles, each director of the Company (other than the Chair and the President and Chief Executive Officer (CEO)) receives an annual retainer for acting as a director on the Board and each committee served, and a fee for each Board and committee meeting attended.  Brian Canfield, as Chair, receives a fixed annual retainer and is not entitled to standing committee retainers or meeting fees.  Darren Entwistle, the only employee director, is not entitled to receive any compensation or benefits for serving as a director of TELUS.  Directors may elect to receive their annual retainers and meetings fees in any combination of cash, DSUs and TELUS shares, subject to certain limitations on cash payments before they meet director share ownership targets; see page 13.   Each director (other than the CEO) is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for travel in excess of six hours to attend Board meetings.

The 2007 retainer and meeting fees are set forth in the following table.  The fees remain unchanged in 2008.

2007 retainer and meeting fees

Board service	2007 retainer and meeting fees
Annual directors’ retainer	$ 40,000
Meeting fee	$ 1,500
Annual equity grant	$110,000 in deferred share units
Committee service: Audit
Chair’s retainer	$ 15,000
Member retainer	$ 6,000
Meeting fee	$ 3,000
Committee service: All other committees
Chair’s retainer	$ 6,000
Member retainer	$ 3,000
Meeting fee	$ 1,500
Chair of the Board
Annual retainer	$225,000
Meeting fee	—
Annual equity grant	$150,000 in deferred share units

In addition, directors who were members of the Strategy Advance Team (SAT) in 2007 were entitled to $1,500 for each SAT meeting attended, subject to a prescribed cap that was not reached.  In recognition of his significantly incremental work, Brian Canfield was entitled to $2,500 for each SAT meeting attended, subject to a prescribed cap that was not reached. Actual meeting fees received by the directors for the year ended December 31, 2007, including those for SAT attendance and travel fees, are outlined in the table below.

Directors	Board retainer ($)	Committee retainer ($)	Board attendance fees ($)	Committee attendance fees ($)	Equity grant (DSUs) ($)	Total paid(2) ($)	Portion of fees taken in cash, shares or DSUs
Dick Auchinleck	40,000	8,000	15,000	21,000(1)	110,000	198,500	100% DSUs
Charlie Baillie	40,000	8,000	15,000	22,500(1)	110,000	200,000	100% DSUs
Micheline Bouchard	40,000	6,000	13,500	15,000	110,000	189,000	100% cash
John Butler	40,000	6,000	15,000	22,500(1)	110,000	198,000	100% cash
Brian Canfield	225,000	N/A	N/A	15,000(3)	150,000	390,000	100% cash
Pierre Ducros	40,000	6,000	15,000	24,000(1)	110,000	199,500	100% DSUs and shares(4)
Rusty Goepel	40,000	6,000	15,000	15,000	110,000	190,500	100% cash
John Lacey	40,000	7,500	13,500	18,000(1)	110,000	192,000	100% cash
Brian MacNeill	40,000	15,000	13,500	15,000	110,000	196,500	100% DSUs
Ronald Triffo	40,000	8,000	15,000	12,000	110,000	188,000	100% cash
Don Woodley	40,000	9,000	15,000	12,000	110,000	190,500	100% cash

(1) — Includes fees for attending SAT meetings.

(2) — Includes travel fees for 2007.

(3) — SAT meeting fees only.

(4) — Board retainer taken entirely in DSUs; committee retainer taken entirely in non-voting shares.

Director equity ownership targets and ownership

Equity ownership targets

The Chair of the Board is required to hold at least $500,000 in TELUS equity (excluding options but including DSUs), and the other directors (other than employee directors) are required to hold at least $300,000 in equity (excluding options but including DSUs), in each instance within five years of appointment to such position.  In addition, the Company requires that half of the annual board retainer be directed to the purchase of TELUS shares or paid in the form of DSUs until the target equity ownership threshold is reached.

All of the proposed non-employee directors have exceeded their ownership targets.  See the table on page 14.

Actual equity ownership at year-end

The following table shows the number of shares, DSUs and options held or controlled by each non-management director and their total dollar value as at December 31, 2007, based on the closing price of TELUS’ common or non-voting shares, as applicable, on the Toronto Stock Exchange (TSX) on December 31, 2007. TELUS stopped granting options to directors in 2003.  Accordingly, those directors with outstanding options received them prior to 2003. Information for TELUS’ only employee director, Darren Entwistle, can be found at page 39:

Equity ownership in 2007

Directors	Number of common/non-voting shares	Number of DSUs (common/non-voting)	Total value of shares and DSUs	Ownership target met(1)	Number of options(2)
Dick Auchinleck	3,185/6,000	—/21,171	$1,461,932	Yes (4.9x)	—/—
Charlie Baillie	—/69,600	—/19,226	$4,264,557	Yes (14.1x)	—/—
Micheline Bouchard	1,713/2,218	—/13,047	$817,559	Yes (2.7x)	—/—
John Butler	984/4,263	—/16,924	$1,065,847	Yes (3.6x)	3,050/2,700
Brian Canfield	9,926/7,292	4,792/28,368	$2,439,692	Yes (4.9x)	74,000/5,400(3)
Pierre Ducros	329/1,384	—/9,893	$557,655	Yes (1.9x)	—/—
Ruston Goepel	—/16,500	—/12,970	$1,414,832	Yes (4.7x)	—/—
John Lacey	12,108/794	—/18,046	$1,503,154	Yes (5.0x)	—/2,700
Brian MacNeill	1,000/5,269	—/33,819	$1,926,043	Yes (6.4x)	—/2,700
Ronald Triffo	1,567/522	6,864/30,902	$1,925,494	Yes (6.4x)	4,100/2,700
Don Woodley	5,678/864	—/16,924	$1,134,732	Yes (3.8x)	3,050/2,700

(1)                                      Excluding options.

(2)                                      Options for common shares/options for non-voting shares.

(3)                                      Brian Canfield’s options include options received for prior service as CEO.

Director evaluation

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board and its members as required by the TELUS Board Policy Manual.  The evaluation process assists the Board in assessing its overall performance and in measuring the contributions made by the Board as a whole, by each committee and by each director.  It is also used to identify skill gaps and education opportunities for the Board and individual directors in the coming year.  In 2007, the Corporate Governance Committee initiated an extensive review of the entire evaluation process with a view to further enhancing it.  Details of that review are on page 22.

The director evaluation process now includes a board effectiveness evaluation, a peer evaluation, a skills self-assessment and, new for 2007, a management evaluation.

•                  In the board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and the Board’s relationship with management, and provide suggestions for improvement.

•                  In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board and committee members.  Directors also assess the effectiveness of the Chair of the Board and the chairs of each committee.

•                  The skills self-assessment is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and succession planning. This self-assessment also assists the Corporate Governance Committee to determine topics for continuing education and the financial literacy of each director.

•                  Members of senior management who frequently interact with directors are asked to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The assessments are collated and reported to the Chair of the Board.  In accordance with the TELUS Board Policy Manual, the Chair interviews each director separately to discuss the results of the evaluations and self-assessment.  These interviews provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual.  The Chair reports to the Board and the Corporate Governance Committee the aggregated results and his findings based on the assessments and interviews and proposes actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, varied as appropriate, and then adopted for implementation.  Similarly, the Chair of the Corporate Governance Committee reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption.

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, for the ten years ended December 31, 2007, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  In December 1998, John Lacey was asked by a group of shareholders to lead the restructuring of the Loewen Group, as Chair of the Loewen Board, a position he held at the time Loewen filed for protection under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (Canada) (CCAA).

•                  In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  In October 2007, United States Steel Corporation acquired Stelco and Mr. Lacey resigned from the Stelco board.

•                  Charlie Baillie was a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Mr. Baillie resigned from the board.

Except as noted, for the ten years ended December 31, 2007, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, was the subject of a cease trade or similar order or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the company relevant access to any exemption under securities legislation for a period of more than 30 consecutive days.

•                  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators.  The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees.  The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy.  Mr. Ducros resigned from the board in February 2008 in connection with Cognos’ takeover by IBM.

Directors’ and officers’ insurance and indemnification

TELUS has entered into agreements to indemnify its directors for liabilities incurred while performing their duties, to the extent permitted by law.  The Company also maintains insurance, which protects directors and officers of the Company against claims made, provided they acted in good faith on behalf of TELUS, and subject to policy restrictions.  Such insurance currently provides for an annual aggregate limit of US $160 million coverage with a US $2.5 million deductible. Where the Company is not able to indemnify the insured persons the deductible is nil.

The approximate premium associated with the insurance protection of individual directors and officers was US $1.3 million for 2007.

3. Appointment of auditors

Deloitte & Touche, LLP have been the Company’s external auditors since 2002.  They were last re-appointed at the Company’s annual general meeting on May 2, 2007.

Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche, LLP as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.

The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP as auditors of the Company, unless the holder of common shares specifies that his or her proxy be withheld from voting.

Summary of billings and services by the external auditors for 2006 and 2007

The table below sets out the services provided by the Company’s external auditors, Deloitte & Touche LLP, for 2006 and 2007.

	2007		2006
Type of work	($)%		($)%
Audit fees	4,087,308	94.60	3,857,244	94.11
Audit-related fees	203,191	4.70	162,000	4.06
Tax fees	30,000	0.70	72,763	1.83
All other fees	—	—	—	—
Total	4,320,499	100.00	4,092,007	100.00

4. Amendment to and reconfirmation of shareholder rights plan

Holders of common shares and non-voting shares are being asked at the meeting to approve proposed amendments to, and to reconfirm and approve, the Company’s shareholder rights plan, as amended and restated.

Background

The Company first adopted a shareholder rights plan in March 2000. In May 2000, holders of common shares and non-voting shares ratified and approved the Company’s shareholder rights plan. They subsequently reconfirmed an amended and restated version of the shareholder rights plan in April 2003 and in May 2005 (the Current Rights Plan).

The purpose of the Current Rights Plan, which takes the form of an agreement between the Company and the rights agent, Computershare, is to provide shareholders sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board with the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and its shareholders.

Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada now requires a takeover bid to be open for at least 35 days, the Board continues to be of the view that this is not sufficient time to assess a takeover bid were such a bid to be made, and to explore and develop alternatives that are in the best interests of the Company and its shareholders if the Board deems appropriate.

The Current Rights Plan is not intended to prevent a takeover bid or to deter offers for the shares. It is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

Under the terms of the Current Rights Plan a shareholder reconfirmation process must occur at the Company’s annual meeting of shareholders in 2008 in order for the plan to remain in effect until March 2010. Failing such reconfirmation, the Current Rights Plan and all outstanding Rights (defined below) thereunder will terminate. The Board has concluded that it is appropriate at this time to make other minor amendments of a clerical nature to the Current Rights Plan.

Board review

The Board, as part of its most recent review and analysis of the continuation of the Current Rights Plan, considered matters including: (i) developments in shareholder rights plans since the Current Rights Plan was ratified by the shareholders in May 2005, (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of takeover bids, and (iv) the commentary of the investment community on these plans. Based upon this review, the Board is proposing minor amendments of a clerical nature to the Current Rights Plan.  The Board is satisfied that the Current Rights Plan as amended and restated will remain consistent with the latest generation of Canadian rights plans.

The proposed amended and restated version of the Current Rights Plan (the Amended and Restated Rights Plan) is not being proposed in response to, or in anticipation of, an acquisition or takeover bid.

It is not the intention of the Board, in proposing that the Amended and Restated Rights Plan be reconfirmed, to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders.  The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the Amended and Restated Rights Plan. The reconfirmation of the Amended and Restated Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Amendments to Current Rights Plan

The amendments to the Current Rights Plan are largely to correct discrepancies of a clerical or typographical nature or to reflect the fact that, following the Company’s annual meeting of shareholders in 2008, the Amended and Restated Rights Plan will not be approved again by the Company’s shareholders prior to its expiry in 2010.

Summary of the rights plan

The following is a summary of the principal terms of the Amended and Restated Rights Plan, which is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan.  Copies of the Amended and Restated Rights Plan are available from TELUS’ Corporate Secretary, 21 — 3777 Kingsway, Burnaby, B.C. V5H 3Z7.

Effective date and term

The effective date of the Current Rights Plan is March 20, 2000 (the Effective Date) and has a term of ten years.

Issue of rights

On the Effective Date, one Series A right (a Series A Right) was issued and attached to each common share outstanding at one minute after the Effective Date (the Record Time) and will attach to each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Agreement (the Expiration Time). Additionally, on the Effective Date, one Series B right (a Series B Right) was issued and attached to each non-voting share outstanding at the Record Time and will attach to each non-voting share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

Rights exercise privilege

The Series A Rights and the Series B Rights will separate from the common shares and non-voting shares and will be exercisable eight trading days (the Separation Time) after a person has acquired, or commences a takeover bid permitted by the rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the Voting Shares, other than by way of a Permitted Bid, is referred to as Flip-in Event.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Series A Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of common shares for $160 (i.e. at a 50 per cent discount) and each Series B Right (other than those held by Acquiring Person) will permit the purchase of $320 worth of non-voting shares for $160 (i.e. at a 50 per cent discount).

The issuance of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares (as defined in the Current Rights Plan), reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares and non-voting shares issued from and after the Effective Date and will not be transferable separately from such Shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted bid requirements

The requirements for a Permitted Bid include the following:

•                  the takeover bid must be made by way of a takeover bid circular;

•                  the takeover bid must be made to all holders of Voting Shares;

•                  the takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50 per cent of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the Independent Shareholders) have been tendered to the takeover bid and not withdrawn;

•                  the Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•                  if more than 50 per cent of the Voting Shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the rights plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of takeover bid circular to all holders of Voting Shares. The Board of Directors may also waive the rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding Voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees and Crown agents or agencies acquiring greater than 20 per cent of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

In order to be effective, the resolution to be voted on will require the approval of a majority of votes cast by holders of common shares and non-voting shares, voting together, who vote in respect of the resolution at the meeting.  The text of the proposed resolution is as follows:

“RESOLVED THAT the continued existence of the rights plan as amended and restated (the Amended and Restated Rights Agreement), and the Rights therein, be and are hereby approved and the Amended and Restated Rights Agreement is hereby ratified, reconfirmed and approved by the holders of the Shares of the Company.”

Management and the Board recommend that holders of common shares and non-voting shares vote FOR the ordinary resolution of the Company as set forth. The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common or non-voting shares specifies otherwise.

5. Amendments to option plans

The Company has a number of outstanding stock option plans (see Active share equity plans on page 45).  Subject to shareholder and regulatory approval, the Board approved amendments to certain option plans effective February 13, 2008, as described below.  To be valid, these amendments also must be approved by the holders of common shares by an ordinary resolution.  The TSX has reviewed and conditionally approved these proposed amendments subject to shareholder approval.

Housekeeping amendments to TELUS Management Share Option Plan (Management Plan)

The Company is proposing three housekeeping amendments to the Management Plan.  The first two amendments clarify that shareholder approval is required for two specific types of amendments to the Management Plan.  The third amendment is being made pursuant to a requirement of the TSX, which revised its rules regarding security based compensation arrangements effective June 2007, and provides that the number of common and non-voting shares issued to insiders within any one year period, and issuable to insiders at any time, cannot exceed 10 per cent of the issued and outstanding common and non-voting shares.  All of these proposed amendments are immaterial and reflect the Company’s current practices and interpretation of the provisions of the Management Plan. The purpose of the amendments is to adopt wording in the Management Plan more reflective of wording more commonly seen by the TSX and others. Shareholders’ approval is required by the TSX to make these amendments.  Specifically, the amendments require the approval of a majority of votes cast by holders of common shares who vote in respect of the resolution at the meeting.  The text of the proposed resolution is as follows:

“RESOLVED THAT the following amendments to the TELUS Management Share Option Plan (the Plan) of the Company are hereby ratified, confirmed and approved:

1.               the amendments to clarify that the Board of Directors’ authority to approve either of the following amendments to the Plan or securities granted thereunder shall be conditional upon receipt of the approval of holders of common shares:

a)              an amendment to extend the termination date of any option beyond the original expiration date of the option; and

b)             an amendment to permit awards under the Plan to be assignable and transferable other than by will or by the applicable laws of succession and devolution; and

2.               the amendments to clarify that the number of shares issuable to insiders, at any time, under all security based compensation arrangements cannot exceed 10 per cent of issued and outstanding common and non-voting shares and the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10 per cent of issued and outstanding common and non-voting shares.”

Management and the Board recommend that holders of common shares vote FOR the ordinary resolution of the Company as set forth.  The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

Return of unissued shares to reserve

The Company is proposing an additional amendment to its Management Plan in connection with the cash settlement feature that the Board approved in late 2006 with the approval of the TSX.  This feature in the Management Plan permits the Company to allow for cash settlement of designated options (the cash settlement feature).  In lieu of exercising designated options for shares, the optionee may elect to surrender these options after vesting and receive, in cash, an amount equal to the difference between the market price and the exercise price of the options. The market price for this purpose is the volume weighted average price of the shares under option on the TSX (excluding certain block trades and trades after a certain time in the afternoon) on the trading day following the participant’s election.

Cash settlement is beneficial to the Company and its shareholders, since it offers reduced shareholder dilution, as most option holders are expected to elect to receive cash, and has a positive corporate tax impact.  When coupled with a feature allowing unissued shares underlying surrendered options to be returned to the reserve, the cash settlement feature has the added benefit of slowing down the depletion of option reserves.

The Management Plan currently requires that the unissued shares underlying the surrendered options be cancelled and not returned to the reserve, and shareholders’ approval is required by the TSX before the plan may be amended to permit the return of these unissued shares to the reserve.  The Company decided to adopt the cash settlement feature (which did not require shareholders’ approval) ahead of a shareholders’ meeting to seek approval to amend the Management Plan for this purpose, so that shareholders and the Company could achieve more quickly some of the benefits of cash settlement.

At this time, the Company proposes that the Management Plan be amended to permit the shares underlying any option surrendered under the cash settlement feature to be added back to the reserve under the Management Plan and to become available for future option grants.  Since the Company’s current practice is to allow the cash settlement of options, this proposed amendment is expected to slow the depletion of the current reserve under the Management Plan and reduce the need for future increases in the number of shares reserved for issuance under it. The number of shares reserved for issue under the Management Plan is approximately 4.9 per cent of the number of shares outstanding.  If the proposed resolution were approved, provided that the Company continues to cash settle options, management estimates that the current reserves will be sufficient for an indefinite period. Details of the Management Plan, the number of options outstanding and the number of shares reserved for issuance are as set forth under Summary of Equity Compensation Plans on page 45.

In order to be effective, the resolution will require the approval of a majority of votes cast by holders of common shares who vote in respect of the resolution at the meeting.  If the previous housekeeping resolution with respect to the Management Plan is not approved at the meeting, the vote on this resolution will exclude the votes of all insiders who are participants in the Management Plan.  Insiders who participate in the Management Plan hold 79,574 common shares as at March 10, 2008. The text of the proposed resolution is as follows:

“RESOLVED THAT the amendment to the Management Share Option Plan of the Company to permit shares underlying options surrendered under the cash settlement provision to be added back to the reserve under the Management Share Option Plan is hereby ratified, confirmed and approved.”

Management and the Board recommend that holders of common shares vote FOR the ordinary resolution of the Company as set forth.  The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

Option term extension

TELUS has an insider trading policy that prohibits TELUS employees and other insiders from trading in the Company’s securities when it is prohibited under securities law.  Since trading bans may be imposed suddenly and without much notice in response to unexpected events, option holders who acquire insider information, as part of the performance of their duties in the interests of the Company, suffer financially if they are prohibited from exercising options that will expire during a trading ban. The TSX has acknowledged that insiders and employees of issuers should not be disadvantaged, and permits issuers to amend their option plans to extend the term of options that will expire during or soon after a trading ban, to a date up to 10 trading days after the end of the trading ban.

To ensure that participants in the Company’s option plans are not treated unfairly in serving the interest of the Company, the Board approved amendments to all the outstanding share option plans to provide that if an option expires or terminates (other than by reason of any termination of the employment of the option holder for cause) during, or within nine trading days following, a trading ban, the expiry date of the option will be extended to the end of the 10th trading day following the end of the trading ban.  The plans proposed for amendment are:

•                  the BC TELECOM Share Option Plan;

•                  the Management Plan;

•                  the TELUS Corporation Directors Share Option and Compensation Plan;

•                  the TELUS Corporation Employee Stock Option Plan; and

•                  the TELUS Corporation Share Option Plan for former Clearnet Optionholders.

These plans are more fully described on page 45 under Summary of TELUS’ Equity Compensation Plans.

In order to be effective, the resolution approving the amendment will require the approval of a majority of votes cast by holders of common shares who vote in respect of the resolution at the meeting. If the housekeeping resolution with respect to the Management Plan is not approved at the meeting, the vote on this resolution will exclude the votes of all insiders who are participants in the Management Plan. Insiders who participate in the Management Plan hold 79,574 common shares as at March 10, 2008.  The text of the proposed resolution is as follows:

“RESOLVED THAT the amendment to all outstanding share option plans of the Company to include an extension of the option expiry date to a period after the end of a trading ban as described in the Company’s management information circular dated March 10, 2008 is hereby ratified, confirmed and approved.”

Management and the Board recommend that holders of common shares vote FOR the ordinary resolution of the Company as set forth.  The persons named in the enclosed proxy intend to vote FOR this motion unless the holder of common shares specifies otherwise.

Ad hoc committee: Strategy Advance Team

Consistent with TELUS’ philosophy to engage the Board at an early stage on significant initiatives, the Board formed an ad hoc committee — the Strategy Advance Team (SAT) — on June 5, 2007.  While there was no legal requirement nor was it standard industry practice to do so at such a preliminary stage, TELUS believes that early involvement of the Board brings tremendous benefits to the decision-making process.  Created on the recommendation of both management and the Corporate Governance Committee, the SAT’s purpose was to assist in the consideration of a potential acquisition of BCE Inc. and the evaluation of the merits of such a transaction relative to all other options open to the Company.  On the recommendation of management and the Corporate Governance Committee, the Board further appointed Brian Canfield as chair of the SAT as he would play a key role in the initiative and the Board determined that it was appropriate to waive its general guideline prohibiting the Board Chair from chairing any Board committee.  In addition to Brian Canfield, the SAT had five other directors: Dick Auchinleck, Charlie Baillie, John Butler, Pierre Ducros and John Lacey.  The SAT met six times between its formation and August 3, 2007 when TELUS publicly announced that it did not intend to submit a competing bid to acquire BCE Inc.

Corporate Governance Committee: Mandate and report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that the Company has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of the Company’s corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing development for directors and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence and financial literacy, financial expertise and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines.

Current committee membership

Name	Independent
Dick Auchinleck (Chair)	Yes
John Butler	Yes
John Lacey	Yes
Don Woodley	Yes

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, it holds an in-camera session without management present.  The Committee met four times during 2007 and held four in-camera sessions.

Highlights

In 2007, the Committee undertook an extensive review of the following practices that went beyond its annual activities.

Director evaluations and selection of new directors

In its deliberations in 2006 that led to the removal in February 2007 of the mandatory retirement requirement and a decision not to adopt a maximum term of service, the Committee concluded that a strong director evaluation program is the best means to maintain a strong and dynamic board, and to continually refresh it with the right mix of expertise, skills and attributes that best support the Company as its business strategy and the industry evolve over time.  For that reason, the Committee initiated an extensive review of its director evaluation program in 2007.

The Committee concluded that its current evaluation processes are among the best-in-class, but adopted further enhancements to strive for continuing improvement. The Committee examined different techniques to encourage greater differentiation and more explanatory and qualitative feedback beyond numeric ratings.  It also evaluated the merits of a 360 approach and how best to include feedback from senior management on Board performance and effectiveness.  The Committee concurrently reviewed the linkage of this process to the identification of new directors, updating the mix of expertise, skills and attributes that should be considered in future director searches in order to maintain an optimal mix of skills on the Board going forward.

As a result of this comprehensive review, which remains ongoing in 2008, the Committee approved the following changes to the board evaluation process and implemented them in the 2007 evaluations:

•                  changes to the rating system to encourage greater differentiation of directors in the evaluations;

•                  greater use of qualitative commentary in the surveys as they are most helpful in understanding the directors’ ratings;

•                  creation of a management survey; and

•                  updates to the list of desired skills and attributes included in the annual director self-assessment survey.  This list also informs a gap analysis and assists the Committee in formulating a priority list of skills and attributes for future director searches and Board composition.

Succession planning

In 2007, the Committee continued the work it began in 2006 with respect to succession planning, focusing once again on committee succession planning.  In 2006, at the recommendation of the Committee, the Board approved a set of guidelines as part of that succession planning, including:

•                  rotating directors onto all Board committees so that over time, during their tenure on the Board, they acquire a detailed understanding of all areas of responsibilities through the committees and all have an opportunity to chair a Board committee;

•                  enhancing Board renewal by setting general guidelines for minimum and maximum terms of service on Board committees;

•                  establishing transition periods where necessary when committee chairs step down; and

•                  ensuring rotation does not negatively impact stability and continuity of operations of these committees.

As an immediate step in 2006, the Board appointed Don Woodley to chair the Pension Committee.  In 2007, the Committee recommended changes to the composition of each committee of the Board consistent with the above principles, rotating certain directors onto new committees and appointing certain directors as first-time committee chairs.  The Board accepted these recommendations, and changed committee composition to the present composition following the Company’s annual general meeting on May 2, 2007.

In February 2008, as part of the succession planning program, the Committee also approved guidelines for the selection of emergency candidates for committee chairs.  Under the guidelines,

a former committee chair who remains on the Board at the time a vacancy arises will generally be asked to resume the role on an interim basis.  Applying the guidelines, the Committee identified emergency candidates for each committee chair and also named an emergency candidate for the role of audit committee financial expert.

Commitment to corporate governance

During 2007, the Committee undertook the following additional initiatives as part of its commitment to best practices in corporate governance:

•                  reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                  reviewed and approved the Committee’s annual work plan;

•                  reviewed and recommended to the Board for approval changes to the Board delegation policy;

•                  reviewed and recommended to the Board for approval changes to the TELUS Board Policy Manual;

•                  received and considered with management frequent updates on changing laws and regulations, rules and corporate governance initiatives taken by securities regulators and other stakeholders, emerging best practices and their implications for the Company; and

•                  recommended the creation of the SAT to assist with the Company’s consideration of a potential acquisition of BCE Inc.

Initiatives relating to directors

The Committee undertook the following additional initiatives related to directors:

•                  conducted an annual review of the succession planning process for the Board Chair and committee chairs and recommended to the Board for approval changes to the Board Chair selection criteria to include new key skills in the list of desired attributes for that role;

•                  conducted an annual market study of directors’ compensation and recommended to the Board for approval 2008 compensation;

•                  recommended to the Board for approval an amendment to the TELUS Board Policy Manual to clarify that the Chair of the Board may chair ad hoc committees, but not standing committees of the Board;

•                  reviewed and recommended to the Board for approval nominees for election as directors;

•                  considered the resignations of several directors tendered automatically upon a change in the other corporate boards on which they serve, as required by the TELUS Board Policy Manual,

                        and recommended to the Board refusal of those resignations on the basis that each change did not negatively affect the director’s service to TELUS;

•                  continued the ongoing education program for all directors;

•                  conducted an annual review of the eligibility criteria to act as a director; and

•                  conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Signed, members of the Corporate Governance Committee

Dick Auchinleck (Chair)	John Butler

John Lacey	Don Woodley

Pension Committee: Mandate and report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Defined Contribution Pension Plan, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan  (formerly the TELUS Corporation Pension Plan for Employees of TELUS Communications (Québec) Inc.), any successor plans and related supplemental retirement arrangements as mandated by the Board, and the related trust funds (the Pension Plans). The powers delegated to the Committee in its mandate are subject to those instances where powers and duties are specifically assigned to third parties in the Pension Plan documents themselves. The Committee is responsible for reporting to the Board with respect to the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, investment policy, performance of the investment portfolios and compliance with government legislation. The Committee may, from time to time, recommend to the Board changes to the Pension Plans and their administration.

Current committee membership

Name	Independent
Don Woodley (Chair)	Yes
Dick Auchinleck	Yes
Charlie Baillie	Yes
Brian Canfield	Yes

Meetings

The Committee meets at least once each quarter and reports its activities to the Board. Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee meets in-camera without management present. The Committee also meets with pension plan auditors without management present. The Committee met four times in 2007 and held four in-camera sessions.

Highlights

TELUS pension governance review

In 2007, the Committee oversaw an independent review of the governance structure of the Company’s pension plans. The review was conducted by an external consultant and its purpose was to determine whether TELUS’ pension governance structure, established in 2004, remains consistent with generally accepted principles of pension governance and evolving best practices.  The review also examined the extent to which the various decision-making bodies within TELUS’ pension governance structure have complied with their respective roles and responsibilities. While the consultant identified some opportunities for improvement, its overall assessment is that the pension governance structure is sound and compares favourably with that of nearly every other pension plan in Canada.  Further, they concluded that the major fiduciary bodies have met their roles and responsibilities in all material respects.  The final report was tabled with the Committee in February 2008.

In accordance with its mandate, the Committee approved the appointments of auditors, actuaries, custodians, legal counsel and investment managers, as needed. As well, the Committee received, reviewed or approved the following:

•                  reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                  reviewed and approved the Committee’s annual work plan;

•                  an annual report, including annual financial statements and audit reports prepared by the external auditors for all pension plans that fall within the Committee’s mandate;

•                  an audit scope report;

•                  regular briefings regarding legal matters that affect the pension plans;

•                  reports from each pension plan’s actuaries, including the assumptions and the results;

•                  plan budgets, including pension plan expenses and peer plan results;

•                  quarterly and annual investment results;

•                  plan insurance coverage;

•                  management self-assessment of internal controls;

•                  reports confirming compliance with pension plan ethical standards, investment policies and procedures, derivative policies and legislation;

•                  surveys and reports concerning pension governance best practices;

•                  investment manager performance assessments;

•                  the strategic investment plan; and

•                  management presentations on the subjects of actuarial practices, derivatives, pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	Dick Auchinleck

Charlie Baillie	Brian Canfield

Audit Committee: Mandate and report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, creditworthiness, treasury plans and financial policy, and the Company’s whistleblower and complaint procedures. For more information on TELUS’ Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in TELUS’ Annual Information Form.

Membership

Name	Independent
Brian MacNeill (Chair) Audit committee financial expert	Yes
Micheline Bouchard	Yes
Pierre Ducros	Yes
Rusty Goepel	Yes
Ron Triffo	Yes

The Board has determined that each member of the Committee is independent and financially literate, and that the Committee Chair is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws.  Information regarding the education and experience of the members of the Committee is contained in TELUS’ Annual Information Form.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, it meets separately, in-camera with both the Chief Internal Auditor and external auditors.  It also meets separately with management and without management present, at each regularly scheduled meeting.  The Committee met five times during 2007 and held four in-camera sessions.

Highlights

Financial reporting

•                  received presentations from the Company’s Chief Financial Officer (CFO) and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations;

•                  reviewed, throughout the year, any changes or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company;

•                  reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the U.S. Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation;

•                  reviewed and recommended to the Board for approval, the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and management’s discussion and analysis; and

•                  reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

•                  oversaw the work of the external auditors;

•                  reviewed and approved the annual audit plan;

•                  monitored the progress of the external audit;

•                  received reports on the external auditor’s internal quality control procedures, independence and confidentiality procedures;

•                  met quarterly with the external auditors without management present;

•                  recommended to shareholders the appointment of external auditors;

•                  reviewed and set the compensation of the external auditors; and

•                  reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or its affiliates.

Accounting and financial management

•                  reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies;

•                  reviewed with management the adoption of new accounting standards and emerging best practices in response to changes in securities legislation;

•                  reviewed with management the Company’s financial policies and compliance with these policies and recommended adoption of amended annual and long-term policy guidelines concerning matters such as leverage, liquidity, capital structure and credit ratings;

•                  reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and implications for TELUS, history and development of leveraged buy-out market and private equity activity, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans such as renewal and amendments to credit facilities, and debt refinancing plans including the establishment of a commercial paper program and the offering of 4.50% notes maturing on March 15, 2012 for aggregate gross proceeds of C$300 million and 4.95% notes maturing on March 15, 2017 for aggregate gross proceeds of approximately C$700 million;

•                  reviewed and recommended to the Board for approval the renewal of the Company’s share repurchase program through the TSX;

•                  reviewed and recommended to the Board for approval a shelf prospectus renewal;

•                  reviewed and recommended to the Board for approval an increase to the Company’s dividend within the target dividend payout ratio guideline;

•                  reviewed quarterly reports on derivatives, guarantees and indemnities;

•                  received quarterly reports regarding taxation matters including any tax adjustments, status of existing and projected tax provisions and new disclosure related to FIN 48;

•                  reviewed corporate reorganizations; and

•                  reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures including specific milestone reviews of major capital projects together with variances to authorized business cases (including several major systems and technology deployments), and recommended to the Board any capital project spending approvals in excess of previous authorizations related to major capital projects consistent with the approval process pursuant to the Company’s Board delegation policy.

Internal controls and disclosure controls

•                  reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls;

•                  reviewed quarterly reports on internal audit activities;

•                  reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress;

•                  met regularly with the Chief Internal Auditor without management present;

•                  reviewed and approved the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function;

•                  monitored the adequacy of resourcing (including compensation, retention and people sourcing strategies) and the independence and objectivity of the internal audit function;

•                  received briefings from management regarding key audit report follow-ups;

•                  reviewed, quarterly, the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO;

•                  considered reports from the Chief Compliance Officer and General Counsel on matters relating to compliance with laws and regulations;

•                  received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints; and

•                  reviewed quarterly, the expenses of the executive team and annually reviewed the adequacy of, and compliance to, Company policies covering the executive team’s expense accounts and perquisites and their use of corporate assets.

Enterprise risk management

•                  reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification of key risks and the engagement of executives to mitigate risk exposures;

•                  considered reports on the Company’s business continuity, including work stoppage, and disaster recovery plans;

•                  reviewed reports on management’s approach for safeguarding corporate assets and information systems;

•                  monitored the Company’s environmental risk management activities and results, and reviewed the Company’s corporate social responsibility report;

•                  reviewed the adequacy of the Company’s property and director and officer insurance coverage, and monitored the Company’s property risk management program;

•                  reviewed reports on employee health and safety programs and results; and

•                  received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•                  reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                  reviewed and approved the Committee’s annual work plan;

•                  received and reviewed with management frequent updates throughout the year regarding changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and U.S. regulators with respect to the Committee;

•                  reviewed and recommended to the Board for approval the 2007 Ethics Policy;

•                  reviewed and recommended to the Board for approval updates to the Disclosure Policy;

•                  monitored management’s annual conflict of interest disclosure and review process;

•                  received and reviewed management’s annual sustainment plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2007 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses); and

•                  received and reviewed management’s multi-year plan for enabling the Company’s conversion to International Financial Reporting Standards.

Signed, the members of the Audit Committee

Brian MacNeill (Chair)	Micheline Bouchard

Pierre Ducros	Rusty Goepel

Ron Triffo

Human Resources and Compensation Committee: Mandate and report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive leadership team, determining CEO goals and objectives relative to compensation and evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executive management other than the CEO.  The Committee annually reviews and reports to the Board on senior management organizational structure, and manages the Board-approved equity-based incentive plans and supplemental retirement arrangements (other than registered pension plans) for the executive leadership team.

Membership

Name	Independent
Charlie Baillie (Chair)	Yes
John Butler	Yes
John Lacey	Yes

John Lacey and a member of the executive leadership team, Karen Radford, both serve as directors on the board of Loblaw Companies Limited.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board.  Activities reviewed are based on its mandate and annual work plan.  At each regularly scheduled quarterly meeting, the Committee holds an in-camera session without management present.  It met five times in 2007 and held four in-camera sessions.

Compensation Committee Advisors

The Committee has retained the services of an external executive compensation consultant, Hewitt Associates. The mandate of the consultant is to serve the Company and work for the Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services rendered by Hewitt Associates to the Committee are described below:

•                  competitive market pay analyses and market trends for executive compensation;

•                  ongoing support with regard to the latest relevant regulatory, technical, and accounting considerations impacting executive compensation and executive benefit programs, including proxy disclosure; and

•                  preparation for and attendance at Committee meetings and selected management meetings.

The Committee did not direct Hewitt Associates to perform the above services in any particular manner or under any particular method. The Committee has the final authority to hire and terminate the consultant, and the Committee evaluates the consultant annually.

The Committee approves the annual work plan and all invoices for executive compensation work performed by the compensation consultant.  Hewitt Associates may perform other services for the Company.  Since 2005, Hewitt Associates is required to notify the Committee of any material engagement by TELUS management on non-Board related work.  For 2007, this work included flexible benefits redesign, and consulting on certain employee-related communications. The Hewitt Associates representative who advises the Committee has no involvement in the provision of any TELUS management-retained work.  Commencing in 2007, Hewitt Associates has been required to obtain prior approval from the Committee Chair (or his or her delegate) for any material non-Board work.

In addition, Hewitt Associates was engaged by the Corporate Governance Committee in 2007 to assist in determining a comparator group and to gather comparators’ information on director compensation.  This information was used by the Corporate Governance Committee in its determination of the Company’s director compensation.

For 2007, the Company paid to Hewitt Associates for Human Resources and Compensation Committee and Corporate Governance Committee work fees totaling approximately $292,777.  The Company also paid to Hewitt Associates approximately $380,652 for management-retained work.

Highlights

President and CEO

•                  reviewed and approved the corporate goals and objectives relevant to CEO compensation;

•                  assessed performance of the CEO with the input of the Board and reported the results to the Board;

•                  reviewed the form and adequacy of CEO total compensation;

•                  reviewed and recommended to the Board for approval the succession plan for CEO; and

•                  reviewed and recommended to the Board for approval the CEO’s compensation, including a base salary increase, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation.

Executive management

•                  reviewed and recommended for approval to the Board the proposed appointment of individuals to executive management and as corporate officers of the Company;

•                  reviewed and approved the promotion of one individual to executive management on an acting basis;

•                  reviewed the Company’s compensation philosophy and guidelines for executive management by assessing the linkage of executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy, and alignment with the Company’s employee compensation philosophy;

•                  reviewed the CEO’s evaluations of the performance of individual members of executive management;

•                  reviewed and approved the selection of a comparator group for benchmarking executive compensation;

•                  considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executive management other than the CEO;

•                  reviewed and approved the compensation of individual members of executive management other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described below;

•                  approved discretionary awards to certain members of executive management in recognition of their outstanding contributions and leadership on major initiatives of the Company;

•                  reviewed the separation arrangements of one retiring member of executive management, and approved the engagement of that executive for transition support following retirement;

•                  reviewed and approved the levels and types of benefits, including perquisites and vehicles that may be granted to executive management;

•                  received a quarterly update on the share ownership of executive management relative to target; and

•                  reviewed and approved the succession plan for each member of executive management, including specific development plans and career planning for potential successors for both normal career progression and emergency replacement situations.

Equity plans

•                  reviewed and recommended to the Board for approval the annual stock option and restricted stock unit grants to management (including executive management) for 2007 performance;

•                  received reports on the status of the option share reserves, and monitored discretionary long-term incentive awards;

•                  reviewed and recommended to the Board for approval the amendments to stock option plans proposed for approval at this shareholders’ meeting;

•                  held a special meeting to consider the proposed compensation and, in particular,  the incentive grants awarded to executives of Emergis Inc. who joined TELUS following the acquisition of that company, and reviewed and approved, or recommended to the Board for approval, such equity grants;

•                  reviewed and approved the replenishment of a discretionary pool of restricted stock units (RSUs) that may be granted at the CEO’s discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee; and

•                  reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options that may be granted at the CEO’s discretion to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee and oversight by the Committee.

Governance

•                          reviewed the Committee’s terms of reference and determined that no amendment was necessary;

•                          reviewed and approved the Committee’s annual work plan;

•                          received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements and case law, as well as evolving best practices on executive compensation matters;

•                          received compliance reports on a quarterly basis from the Respectful Workplace Officer;

•                          approved the annual work plan, budget and fees of the compensation consultant and conducted an annual performance assessment of the compensation consultant;

•                          received an overview on executive benefits as part of the Committee’s education program; and

•                          engaged in orientation of new committee members.

Public disclosure

•                  prepared and approved for publication the report on executive compensation that follows.

Report on executive compensation

A key mandate of the Human Resources and Compensation Committee is to maintain an executive compensation program that achieves two objectives: to advance the business strategy of the Company including enhancement of growth and profitability, and to attract and retain the key talent necessary to achieve the business objectives of the Company.

The Committee is responsible for reviewing and approving the compensation arrangements of the executive leadership team other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

The Committee is a strong proponent of pay-for-performance. The Company creates a clear and direct linkage between compensation and the achievement of business objectives in the short-term, medium-term and long-term by providing an appropriate mix of fixed vs. at-risk compensation, and immediate income vs. future income linked to the Company’s share performance.

An executive’s personal performance, together with corporate and business unit performance, and competitive market compensation data, are used to determine his or her actual compensation.   The Company generally targets a mix of 25 per cent of total compensation in fixed base salary and 75 per cent of total compensation in at-risk pay assuming at-target performance.

The Committee also applies a market-based approach to executive compensation.  The Company generally targets annual base salary at the 50th percentile of the selected comparator group, and total compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group, but only if performance warrants as described below.

Benchmarking

With input from the compensation consultant and management, the Committee periodically selects for benchmarking purposes a comparator group made up of other Canadian telecommunications companies as well as companies in the general Canadian industry with revenue similar to that of the Company.  The Committee then reviews and benchmarks the compensation mix and total proposed compensation of the Company’s executive leadership team against the total compensation of executives in the comparator group to ensure that the Company provides competitive compensation.

The Committee also considers other elements of an executive’s total compensation including health and welfare benefits, retirement programs and perquisites.  In establishing the appropriate compensation levels, the Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends. The Committee’s decision is not based solely on benchmarking data collected by the compensation consultant; it also considers recommendations from management and other relevant factors.

Compensation mix

The key components of the Company’s executive compensation program consist of fixed base salary and variable at-risk compensation.  Additional compensation, such as retention awards and signing bonuses, may be paid from time to time if the Committee feels it is appropriate.

The following chart depicts the key components of annual compensation as well as the desired mix assuming at-target performance by an executive.  More details follow the chart.

Annual long-term incentive 50% of total compensation (at-risk compensation)	Share options and/or restricted stock units
Annual medium-term 12.5% of total compensation (at-risk compensation)	Executive stock units
Annual variable pay 12.5% of total compensation (at-risk compensation)	Cash
Annual base salary 25% of total compensation (fixed compensation)	Cash

Base salary

The Committee considers and approves base salaries of executives other than the CEO after making adjustments that it considers appropriate to recognize varying levels of responsibility of the executives, prior experience, breadth of knowledge, overall individual performance based on their personal value-add assessment model (or PVAAM) ratings described below, internal equity, and the pay practices of companies in the comparator group.  The Board approves the CEO’s base salary based on the Committee’s recommendations.

At-risk incentive pay

At-risk incentive pay consists of three components: annual variable pay, medium-term incentives and long-term incentives.   Annual variable pay and medium-term incentives are directly linked to and determined by corporate, business unit and individual performance measured against objective targets.  Long-term incentives are based on the executive’s individual performance and value, as measured by PVAAM (described below).

Corporate, business unit and individual performance objectives are set each year.  The Company selects quantifiable goals that are measurable and auditable and stress tests the goals and targets against prior year actual performance before adoption to check for year-over-year consistency.  Targets to determine when these goals have been met or exceeded are set out in the corporate balanced scorecard and business unit balanced scorecards, and the executives’ personal performance objectives.

All corporate and business unit scorecard goals are tied to the six strategic imperatives of TELUS:

•                  focusing relentlessly on the growth markets of data, Internet protocol (IP) and wireless;

•                  building national capabilities across data, IP, voice and wireless;

•                  partnering, acquiring and divesting as necessary to accelerate the implementation of the Company’s strategy and focus our resources on core business;

•                  providing integrated solutions that differentiate TELUS from its competitors;

•                  investing in internal capabilities to build a high-performance culture and efficient operation; and

•                  going to market as one team, under a common brand, executing a single strategy.

The weighting given to corporate, business unit and personal objectives in calculating variable pay for each named executive officer in 2007 is set out in the following table:

	Component weighting					Target cash award
Position	Corporate	Business Unit (BU)	Average BU	Average customer- facing BU	Personal	Percentage of base salary
President and CEO Darren Entwistle	30%	—	20%	30%	20%	50%
Executive Vice-President (EVP) and CFO Robert McFarlane	30%	20%	—	30%	20%	50%
EVP and President Business Solutions Joe Natale	50%	30%	—	—	20%	50%
EVP and President TELUS Québec and Partner Solutions Karen Radford	50%	30%	—	—	20%	50%
EVP, Network Operations Joe Grech	30%	20%	—	30%	20%	50%

Since the CEO is responsible for the performance of all business units in the organization, his variable pay was specifically tied to the performance of all business units.  Given the nature of the Company’s business, a portion of his variable pay was also specifically tied to the performance of the customer-facing business units that have direct line of sight to customers.

For each EVP, a portion of the award was specifically tied to the performance of the business unit led by that executive rather than all business units.  For those EVPs who lead support functions, such as Finance and Network Operations, their variable pay is also based in part on the success of the Company’s customer-facing business units to ensure direct line of sight to the achievement of customer-facing business unit objectives.

Executives are individually evaluated in the following areas using an assessment tool called PVAAM:

•                  the extent to which an executive has achieved results;

•                  the extent to which an executive has exhibited leadership skills (through living and championing the TELUS values);

•                  retention risk; and

•                  the value of that executive to achieving strategy.

The first two measures are determined in accordance with objectives set forth annually in an executive’s personal performance objectives.

The personal performance component of each member of the executive leadership team (other than the CEO) is assessed by the CEO.  The Committee reviews the CEO’s recommendations and determines the annual incentive payments of each executive.  The personal performance of the CEO is assessed by the Committee with the input of the Board.  Based on such assessment, the Committee recommends to the Board for approval the annual incentive payments of the CEO.

Partially meeting objectives would result in a reduced award.  Payout on the individual component of performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance.  This approach ensures that at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

1.  Annual variable pay

This element of at-risk compensation is determined at the end of the year by rating the extent to which the performance of the Company, each business unit, each customer-facing (revenue generating) business unit, as well as individual performance, meet or exceed objectives, and the extent to which an executive has exhibited leadership skills determined in accordance with objectives set forth annually in his or her personal performance objectives. This component is payable in cash and equals 50 per cent of annual base salary for at target performance.

2.  Medium-term incentives

Medium-term incentives are awarded in the form of restricted stock units (called executive stock units or ESUs) under the Executive Stock Unit Plan (the ESU Plan).  Like annual variable pay, this element of at-risk compensation is determined based on the achievement of results and an executive’s leadership skills.  Like annual variable pay, this component of pay also equals 50 per cent of annual base salary for at target performance, subject to the performance of the share price as noted below. It is paid out over three years in ESUs that vest one-third per year in just under three years.

The value of ESUs is pegged to the value of the non-voting shares.  Its purpose is to link this component of at-risk compensation to shareholder return and to promote the retention of executives.  The amount and terms of any allocation to executive leadership team members are approved by the Committee annually.  Awards to non-leadership team participants are also determined in the same manner, except that the target awards of these participants may differ.

To further align the interests of the executives to that of the shareholders, the actual number of ESUs awarded to an executive is determined by taking the dollar value of the ESU award granted to that individual and dividing it by the value of the non-voting shares at the beginning or end of the performance year (being the year preceding the year of allocation), whichever is higher.   Thus, any decline in the value of non-voting shares of the Company over the performance year directly reduces the value of the executive’s ESU award, despite the fact that performance objectives for the year have been met.  This was in fact the case for ESUs granted in 2008 for 2007 performance, see page 37.

To promote retention, ESUs vest in equal annual instalments over approximately a three-year period. If an executive resigns, all unvested ESUs are forfeited. The value of the ESUs at payout is based on the value of non-voting shares at that time, calculated as required by the ESU Plan.  In this manner, the price of non-voting shares of the Company directly impacts the value of the executive’s incentive compensation at payout. See page 53 for a description of the key terms of the ESU Plan.

3.  Long-term incentives

Long-term incentives are awarded in the form of share options and RSUs under the Management Plan and the Restricted Stock Unit Plan (the RSU Plan) respectively.  This element of at-risk compensation is determined based on an executive’s PVAAM rating and competitive market compensation.  The value of share options and RSUs is in each instance pegged to the value of the non-voting shares and therefore further aligns the interests of executives with those of shareholders and promotes the retention of executives.

All incentive grants to the CEO require Board approval upon the recommendation of the Committee.

Annual grants of options and RSUs to executive management other than the CEO are also subject to Board approval.  The CEO first recommends to the Committee the total value of options and RSUs to be granted to executive management, and the Committee then recommends to the Board the total value of options and RSUs to be granted after considering the recommendation of the CEO.   Annual grants of options and RSUs to non-executive management are also determined in the same manner. Discretionary long-term incentive grants to executive management other than the CEO require the approval of the Committee upon the recommendation of the CEO.

Typically, the Committee approves share option grants with a seven-year term and a three-year cliff vesting period, and RSUs that cliff vest in just under a three-year period.  Share options are granted at an exercise price not less than the market value of the non-voting shares, determined in accordance with the Management Plan.  See page 46 for further details.  RSUs are awarded based on the market value of the non-voting shares at the time of grant, determined in accordance with the RSU Plan.   See page 54 for further details.

2007 performance and actual compensation awarded

For 2007, the Committee has continued with a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team applying the principles described above.

Actual compensation mix

Base salary paid to the executive leadership team comprised approximately 22 per cent of their overall total compensation while at-risk pay comprised approximately 78 per cent of their overall total compensation, thus reflecting the Company’s focus on pay-for-performance.

For 2007, the base salary paid to the entire executive leadership team was below the 50th percentile of the selected comparator group, and total compensation for the entire executive team (base salary and all at-risk compensation) was below the 65th percentile of the selected comparator group.

The annual variable pay awards, medium-term incentive grants, and long-term incentive grants to the executive team overall averaged 10 per cent, eight per cent and 59 per cent, respectively, of total compensation.

Actual at-risk payouts

2007 corporate performance

Contained in the following chart is a qualitative description of the corporate performance metrics and results to assist shareholders in assessing executive compensation.  A quantitative outline has not been reproduced as the metrics contain competitively sensitive information that is not in the Company’s best interest to disclose publicly.

Objectives	Performance metrics		2007 results
Profitable growth (35%)	- - - -	Consolidated revenue Strategic revenue Free cash flow Earnings per share (EPS)	Overall, the objectives were exceeded, with revenue not meeting target. EPS was particularly strong.
Customer excellence (30%)	- - - -

Client churn index (wireless and broadband)
Gross subscriber additions index (wireless and broadband)
Network access line (NAL) loss (wireline)
Customer service indices including delivery, loyalty and quality

Overall these objectives met target. Above-target results came from customer service indices and lower-than-forecast NAL losses. Churn and subscriber additions were below-target.
Business efficiency and effectiveness (25%)	- - -	Consolidated earnings before interest and taxes (EBIT) before restructuring Capital effectiveness index Cost of acquisition as percentage of lifetime revenue index (wireless and consumer broadband)	Overall these objectives were below target with the best result coming from EBIT performance.
TELUS Team (10%)	-	Team member engagement index	Target was not met. Results from fall Pulsecheck survey remain consistent with the spring survey.

TELUS performance comparisons

TELUS produced top-quartile financial growth results in 2007 among global incumbent telecommunications peers in terms of earnings per share growth.  TELUS continued to generate strong cash flow that allowed the Company to return $4.1 billion of capital to investors over a five-year period, in the form of dividend increases and share repurchases. While TELUS share prices declined almost eight per cent in 2007 after four successive years of increases, an investment in TELUS common shares over the past five years has produced a share price increase of 183 per cent. This significantly outperformed an investment in a world telecom services index and the S&P/Toronto Stock Exchange Composite Index.

Scorecard results

2007 corporate, business unit and individual performance results, and the resulting impact on the size of the cash (annual variable pay) and medium-term incentive (ESU) awards to the executive leadership team are set forth in the table below.

	Corporate scorecard	Business unit scorecard	Individual scorecard	Cash award as % of base salary	ESU award as % of base salary
At-target performance	1.0	1.0	1.0	50%	50%
Actual 2007 performance (executive leadership team)	0.81	Averaged 0.93	Averaged 0.98	Averaged 46%	Averaged 36%

The above results demonstrate the strong alignment between the Company’s compensation program and its pay-for-performance principles, as below-target performance against corporate and business objectives, despite strong individual performances, led to reduced awards of annual variable pay and medium-term incentives for the executive team.

2007 actual corporate performance measured against comparable 2006 corporate scorecard metrics would have achieved a 0.93 result.  This reduction from 0.93 to 0.81 demonstrated the stretch targets in the 2007 corporate scorecard over the 2006 corporate scorecard, and reflected the increased performance expectations that are the foundation of the pay-for-performance philosophy.

1.              Annual variable pay plan

For the named executive officers other than the CEO, their annual variable pay awards ranged from 43 per cent to 47 per cent of base salaries, against the at-target performance of 50 per cent.

2.  Medium-term incentives

The number of ESUs granted for 2007 to each executive leadership team member was calculated based on the individual’s annual incentive award and the share price performance of non-voting shares during 2007 as described previously. Since the market value of the non-voting shares declined during 2007, the actual value of the ESUs awarded in 2008 for 2007 performance was reduced proportionately by the share price decline to reflect the principle of alignment with shareholder value.  The value of the allotted ESUs was determined based on the weighted average trading price of the non-voting shares for the 15 trading days preceding January 1, 2007 of $53.41, which was higher than the price for the 15 trading days preceding December 31, 2007.

For the named executives other than the CEO, ESU awards ranged from 36 per cent to 40 per cent of their base salaries, compared to at-target performance of 50 per cent.

The overall annual and medium-term variable pay awards to the named executive officers other than the CEO ranged from 79 per cent to 87 per cent of their base salaries compared to at-target performance of 100 per cent.

3.  Long-term incentives

Overall, the Committee recommended and the Board approved long-term incentives that represented 59 per cent of total compensation for the executive team in 2007, with the result that total overall at-risk pay accounted for 78 per cent of total compensation for the executive leadership team.

For the named executives other than the CEO, their long-term incentive awards ranged from $900,000 to $1,200,000, consistent with targeting their total at-risk compensation at the 75th percentile of the benchmarked comparator group.

To provide a more appropriate mix of long-term incentives, the February 2008 long-term incentive compensation grant was split among share options that vest in three years and expire in seven years, RSUs that vest in under three years under the RSU plan and RSUs that vest in under two years as a specific retention strategy.  This split represented an approximate allocation of 30 per cent in options, 30 per cent in three-year vesting RSUs and 40 per cent in two-year vesting RSUs to the named executives (excluding the CEO) on a collective basis, based an estimated after-tax equivalency between the value of the RSUs and options to be granted, using a Black-Scholes valuation.

Actual CEO compensation

The principles used for determining the compensation of the CEO, Darren Entwistle, were identical to those established for the other executives, other than as noted previously or in this section.

The Board approved an increase of $45,000 to the CEO’s base salary effective January 1, 2007.

In 2007, the CEO’s personal performance objectives were structured around five strategic priorities:

•                  advancing TELUS’ leadership position in the consumer market;

•                  advancing TELUS’ leadership position in the business market;

•                  advancing TELUS’ leadership position in the wholesale market;

•                  driving TELUS’ technology evolution and improvements in productivity and service excellence; and

•                  strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry.

Based on the CEO’s strong personal performance results, and the slightly-below target corporate and business unit performance results, the Board awarded to Mr. Entwistle an overall annual variable pay award equal to 52 per cent of his annual salary, and a medium-term incentive award equal to 44 per cent of his base salary, in each instance against a target of 50 per cent.  Given his already significant ownership in TELUS shares, the Committee recommended and the Board approved an all-cash annual and medium-term variable pay award to the CEO for 2007 performance, and accordingly, no ESUs were awarded to him.

The Board also granted to Mr. Entwistle a long-term incentive award of $5,000,000 divided among three-year vesting options and both two and three-year vesting RSUs, which put his total at-risk compensation slightly below the 75th percentile, consistent with the Company’s compensation philosophy.

Share ownership guidelines

Share ownership guidelines were introduced for the executive leadership team members in 2002 to provide a further link between the interest of executives and shareholders, thereby demonstrating the ongoing alignment of executives’ interests with the interests of shareholders.

Until 2006, the share ownership targets were three times annual base salary for the CEO and two times annual base salary for the EVPs.

In 2006, the Committee approved a change to the definition of share ownership to exclude RSUs and ESUs from the definition.   The share ownership target is now determined solely on the basis of the number of Company shares beneficially owned directly or indirectly.  Shares purchased by the executive using his or her own funds more precisely and demonstrably measures each executive’s commitment to the Company through chosen investment in the Company.

As a result of this change in the definition of share ownership, the guidelines for executive vice-presidents have also been revised to reflect the exclusion of non-share equities.  The revised guidelines are intended to be met by year-end 2008 for all current executives other than a member newly appointed in late 2007, and they are outlined below:

                                Current share ownership guidelines

CEO                        3x annual base salary

EVPs                       1x annual base salary

The Company prohibits executive leadership team members and certain senior management from engaging in short selling or trading in puts, calls or options in respect of TELUS securities.

Executive shareholdings summary

The following table shows total TELUS shareholdings held by each named executive (as set out in the executive compensation summary table on page 39), dollar value of shareholdings and share ownership level (dollar value to base salary ratio), as at December 31, 2007 (see share ownership guidelines above).

Name	TELUS equity (common shares/non-voting shares/ESUs/RSUs)(1)	Dollar value of equity ($)(2)	Dollar value of shareholdings ($)(3)	Share ownership level as a multiple of base salary
Darren Entwistle	17,184/184,807/—/176,649	18,203,123	9,722,182	7.94
Robert McFarlane	0/113,329/5,038/24,622	6,864,910	5,440,925	10.88
Joe Natale	7,765/6,446/5,464/25,406	2,175,425	693,383	1.32
Karen Radford	2,122/785/3,726/25,665	1,553,686	142,625	0.36
Joe Grech	13,710/13,952/5,596/21,360	2,641,855	1,347,688	3.37

(1)             Excludes any non-voting shares that may be acquired by an executive in 2008 in payment of ESUs that vested in 2007.

(2)             At the close of trading on December 31, 2007 the market price of common shares was $49.44 and the market price of the non-voting shares was $48.01.

(3)             Excludes all RSUs and ESUs.

Conclusion

The Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive leadership team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Signed, members of the Human Resources and Compensation Committee

Charlie Baillie (Chair)	John Butler

John Lacey

Executive compensation overview

Executive compensation summary

The following table shows the total compensation for the named executive officers, and is a condensed summary of the remaining tables provided in this information circular.

	Darren Entwistle President & CEO			Robert McFarlane EVP and CFO
	2007	2006	2005	2007	2006	2005
Cash
Salary	$1,225,000	$1,180,000	$970,000	$500,000	$500,000	$450,000
Bonus	$1,166,900	$1,351,100	$1,200,000	$227,000	$257,563	$230,850
Other	$22,617	$48,300	$149,635	$10,000	$7,667	$17,250
Total cash	$2,414,517	$2,531,100	$2,319,635	$737,000	$765,230	$698,100

Equity
ESUs	—	—	—	$191,256	$257,563	$230,850
Stock options(1)	$1,250,000	—	$2,000,000	$325,000	$387,500	$1,041,666
RSUs	$3,750,000	$3,800,000	$4,473,780	$675,000	$387,500	$708,316
Total equity	$5,000,000	$3,800,000	$6,473,780	$1,191,256	$1,032,563	$1,980,832

Total direct compensation	$7,414,517	$6,331,100	$8,793,415	$1,928,256	$1,797,793	$2,678,932

Pension service & compensation cost	$798,000	$391,000	$223,000	$322,000	$316,000	$109,000

Total	$8,212,517	$6,772,100	$9,016,415	$2,250,256	$2,113,793	$2,787,932

(1)             Stock options value is represented by Black-Scholes value.

	Joe Natale EVP & President, Business Solutions			Karen Radford EVP & President, TELUS Québec & Partner Solutions			Joe Grech EVP Network Operations
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Cash
Salary	$525,000	$525,000	$525,000	$400,000	$387,500	$315,417	$400,000	$400,000	$400,000
Bonus	$226,275	$267,750	$269,325	$189,800	$195,881	$161,809	$182,000	$191,250	$205,200
Other	—	—	$36,225	$20,448	$43,197	$142,520	—	$15,333	$29,133
Total cash	$751,275	$792,750	$830,550	$592,248	$626,578	$619,746	$582,000	$606,583	$634,333

Equity
ESUs	$190,645	$267,750	$269,325	159,914	$195,881	$161,809	$153,342	$191,250	$205,200
Stock options(1)	$400,000	$412,500	$1,079,166	250,000	$350,000	$350,000	$250,000	$350,000	$875,000
RSUs	$800,000	$412,500	$749,214	650,000	$350,000	$550,000	$650,000	$350,000	$626,623
Total equity	$1,390,645	$1,092,750	$2,097,705	1,059,914	$895,881	$1,061,809	$1,053,342	$891,250	$1,706,823

Total direct compensation	$2,141,920	$1,885,500	$2,928,255	$1,652,162	$1,522,459	$1,481,555	$1,635,342	$1,497,833	$2,341,156

Pension service & compensation cost	$315,000	$155,000	$114,000	$227,000	$208,000	$61,000	$126,000	$123,000	$162,000

Total	$2,456,920	$2,040,500	$3,042,255	$1,879,162	$1,730,459	$1,742,555	$1,761,342	$1,620,833	$2,503,156

(1)             Stock options value is represented by Black-Scholes value.

In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years ending December 31, 2007 to the CEO and the CFO, and the three other executive officers employed by the Company as at December 31, 2007 who had the highest individual aggregate annual salary and bonuses for 2007 (collectively with the CEO and CFO, the named executives).  The figures shown for each of the three years represent those amounts paid by the Company to the named executives.

		Annual compensation				Longer-term compensation
Name and principal position	Year ended Dec. 31	Salary ($)	Bonus(1) ($)	Other annual compensation(2) ($)		Number of securities under options granted(3)	Restricted stock units (ESUs/RSUs)(4)(5) ($)	All other compensation ($)
Darren Entwistle	2007	1,225,000	1,166,900	—		122,350	3,750,000	22,617	(7)
President & CEO	2006	1,180,000	1,351,100	—		—	3,800,000	—
	2005	970,000	1,200,000	90,142	(6)	140,200	4,473,780	59,493	(7)
Robert McFarlane	2007	500,000	227,000	—		31,180	866,256	10,000	(8)
EVP & CFO	2006	500,000	257,563	—		21,600	645,063	7,667	(7)
	2005	450,000	230,850	—		69,880	939,166	17,250	(7)
Joe Natale	2007	525,000	226,275	—		39,150	990,645	—
EVP & President	2006	525,000	267,750	—		23,000	680,250	—
Business Solutions	2005	525,000	269,325	—		67,770	1,018,539	36,225	(7)
Karen Radford	2007	400,000	189,800	—		24,470	809,914	20,448	(9)
EVP & President	2006	387,500	195,881	—		19,500	545,881	32,464	(9)
TELUS Québec &								10,733	(7)
Partner Solutions	2005	315,417	161,809	—		24,500	711,809	75,000	(10)
								67,520	(7)
Joe Grech	2007	400,000	182,000	—		24,470	803,342	—
EVP Network	2006	400,000	191,250	—		19,500	541,250	15,333	(7)
Operations	2005	400,000	205,200	—		55,450	831,823	29,133	(7)

(1)             Represents variable at-risk component of cash compensation earned under the annual variable pay plan. Amounts are paid in the first quarter of the following year.

(2)             Except as noted, the value of perquisites and other personal benefits received by the named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.

(3)             2007 option grants include grants made in 2008 for 2007 performance.  2006 option grants include grants made in 2007 for 2006 performance.  The 2005 grants include options grants approved in November 2005 and made in either 2005 or 2006 with respect to the wireline-wireless merger, and the recognition award in February 2006 to the CEO.

(4)             The aggregate number of ESUs/RSUs (including accrued dividend equivalents) held by the named executives at December 31, 2007, their value at the date of allocation (excluding accumulated dividend equivalents), their value at closing market price at December 31, 2007, and their vesting are as follows:

	Number of ESUs/RSUs (ESU Plan / RSU Plan)	Value at date of grant	Value at December 31, 2007	Vesting 2008/2009
Darren Entwistle	- / 176,649	$8,275,142	$8,480,941	108,201 / 68,449
Robert McFarlane	5,038 / 24,622	1,344,746	1,423,984	20,057 / 9,603
Joe Natale	5,464 / 25,406	1,428,665	1,482,042	21,733 / 9,137
Karen Radford	3,726 / 25,665	1,341,632	1,411,061	21,831 / 7,560
Joe Grech	5,596 / 21,360	1,240,342	1,294,167	19,425 / 7,531

Note that the figures in the above table exclude ESUs/RSUs that vested on or before December 31, 2007 and that were not paid out until 2008, and exclude ESUs/RSUs allocated in 2008.  The details of the ESU and RSU plans are disclosed in the Report on executive compensation.

(5)             The annual ESU/RSU allocations in the summary compensation table are made in February of the following year.  Therefore, the annual grants shown for 2006 and 2007 were made in February 2007 and February 2008 respectively.   The 2005 allocations include RSU allocations with respect to the wireline-wireless merger that were approved in 2005 and made in either 2005 or 2006 (all numbers include accumulated dividend equivalents), and the CEO recognition award that was approved and granted in February 2006.

(6)             Consists of $50,000 bonus paid to allow executive to repay Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.  This loan was fully repaid in 2005.

(7)             Payment in lieu of accrued but unused vacation.

(8)             Flexible perquisite account cash payout.

(9)             Relocation assistance payment.

(10)        One-time bonus for added responsibilities.

Options granted for 2007 performance

In order to provide comprehensive and up-to-date information, the table below discloses option grants approved and made in February 2008 to the named executives based on 2007 performance.

This has the potential impact of reducing share reserves available for future grant by approximately 1.5 per cent depending on the extent to which the cash settlement feature is employed and whether the resolution to approve the return of unissued shares to reserves is approved at this meeting.

Name	Securities under options granted(1) (#)	% of total options granted to employees in 2007(1)	Exercise or base price ($/security)(2)	Market value of securities underlying options on the date of grant ($/security)(3)	Expiration date

Darren Entwistle	122,350	4.9%	$43.96	$45.57	February 28, 2015
Robert McFarlane	31,810	1.3%	$43.96	$45.57	February 28, 2015
Joe Natale	39,150	1.6%	$43.96	$45.57	February 28, 2015
Karen Radford	24,470	1.0%	$43.96	$45.57	February 28, 2015
Joe Grech	24,470	1.0%	$43.96	$45.57	February 28, 2015

(1)             All grants are in respect of non-voting shares. Percentage refers to percentage of the total grant of share options.

(2)             TELUS options are granted at the arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

(3)             Actual weighted average trading price on the date of grant.

Total options exercised in 2007 and value of options at December 31, 2007

Name	Securities acquired on exercise(1) (#)	Aggregate value realized ($)	Unexercised options at 2007 year-end (2) (#) exercisable/unexercisable		Value of unexercised in the money options at 2007 year-end ($) exercisable/unexercisable
			Common shares/ Non-voting shares	Common shares/ Non-voting shares
Darren Entwistle	40,000	1,276,040	— / —	— / 140,200	—	708,010
Robert McFarlane	128,958	2,478,826	— /138,609	— / 106,680	3,254,826	407,036
Joe Natale	78,000	2,657,148	— / 37,800	— / 107,570	930,076	456,556
Karen Radford	26,860	669,475	— / —	— / 85,770	—	403,963
Joe Grech	—	—	— / 35,033	— / 90,350	1,045,163	400,627

(1)             No shares were actually issued from treasury on the exercise of certain options disclosed above to which the cash settlement feature was applied.

(2)             At the close of trading on December 31, 2007, the market price of the common shares was $49.44 and the market price of the non-voting shares was $48.01.

TELUS Pension Plan

The TELUS Supplementary Retirement Arrangement (SRA) establishes an overall retirement income benefit, which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.

Named executives participate in the Company’s contributory registered pension plans.  The SRA for the participating named executives supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service to a maximum of 35.  Pensionable remuneration is base salary increased by a fixed 50 per cent for annual variable compensation to the participating named executives other than the CEO, and by 60 per cent for the CEO.  The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:

Pension plan table

2007

	Years of service
Remuneration ($)	10	15	20	25	30

500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,200,000	1,320,000
2,300,000	460,000	690,000	920,000	1,250,000	1,380,000

(1)             The compensation covered by the SRA for each of the participating named executives is based on his/her respective salaries shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executives.

(2)             The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

(3)             The pension at retirement, at age 60 with less than 15 years’ service, will be reduced.

(4)             The above benefits are not offset by any Canada Pension Plan/Quebec Pension Plan payments.

The years of credited service as of December 31, 2007 for pension plan purposes for the participating named executives are as follows:

•                  Darren Entwistle, eight years and 10 months;

•                  Robert McFarlane, 10 years and two months;

•                  Joe Natale, five years and 10 months;

•                  Joe Grech, 12 years and three months;

•                  Karen Radford, 11 years and two months.

See page 43 for details on additional pension service.

The Company discloses the following estimated pension service costs, accrued pension obligations and annual pension benefits under the Company’s pension plans on a voluntary basis.

Executive retirement income value disclosure (1)

			Annual pension
		Accrued obligations at	benefits payable at
Name	2008 service costs ($)(2)	December 31, 2007 ($)(3)	age 60 ($)(4)
Darren Entwistle	747,000	3,298,000	1,064,900
Robert McFarlane	294,000	1,496,000	368,800
Joe Natale	282,000	824,000	405,600
Joe Grech	114,000	1,391,000	321,000
Karen Radford	119,000	1,108,000	419,000

(1)             Amounts shown include pension benefits under the Company’s registered pension plan and SRA.

(2)             Service cost is the value of the projected pension earned for pensionable service in 2008.  The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan obligations disclosed in the notes to the 2007 consolidated financial statements.  For Messrs. Entwistle, McFarlane and Natale and Ms Radford, the service cost is the cost in 2008 for two years of pensionable service credit.

(3)             Accrued obligations are the actuarial value of projected obligations for service to December 31, 2007.  The value has been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the notes to the 2007 consolidated financial statements.

(4)             Amounts in this column are based on 2008 compensation levels and assume accrued years of service to age 60 for each of the named executives.

Employment agreements

TELUS is a party to executive employment agreements for an indefinite term with each of the named executives.  Other than compensation, the agreements provide for the following key provisions:

Severance on termination of employment

If the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement (without cause), the executive will be paid a severance payment, receive continued benefit coverage and be credited with continued accrual of pensionable service as follows:

•                  for Darren Entwistle, Robert McFarlane and Joe Grech — severance equal to two times annual compensation and two years of benefit continuation and pension credit;

•                  for Joe Natale — severance equal to one and one half times annual compensation and eighteen months of benefit continuation and pension credit; and

•                  for Karen Radford — severance equal to one and one half times annual compensation and eighteen months of benefit continuation and pension credit.

Non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Messrs. Entwistle, McFarlane, Natale and Grech and Ms. Radford provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below.  The additional service would not be counted for purposes of determining early retirement discounts to pension and would not be used for any other non-pension related items that might be dependent on service.

Named executive	Employment period

D. Entwistle	September 1, 2006 to September 1, 2011

R. McFarlane	January 1, 2005 to January 1, 2010

J. Natale	September 1, 2006 to September 1, 2011

J. Grech	November 1, 2000 to November 1, 2005

K. Radford	January 1, 2006 to January 1, 2011

Change of control

In 2006, with the approval of the Board based on the recommendation of the Human Resources and Compensation Committee, the employment contract of Mr. Entwistle was further amended to provide that upon a change of control as defined in the same manner as the Management Plan, all of the then unvested stock options, ESUs and RSUs issued to Mr. Entwistle will vest immediately.  In its deliberations, the Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Performance graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 2002 and reinvestment of dividends.

	Dec 31 2002	Dec 31 2003	Dec 31 2004	Dec 31 2005	Dec 31 2006	Dec 31 2007

TELUS common shares	100	153	219	295	338	320
TELUS non-voting shares	100	155	228	313	357	338
S&P/TSX Composite Index	100	127	145	180	211	232

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006.  In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

From time to time, the Company may have notional indebtedness outstanding for brief periods from non-executive team members with respect to the cashless exercise of their options.

Summary of TELUS’ equity compensation plans

The Company has a number of equity compensation plans, and other compensation plans which are also tied to the performance of equity but do not fall within the TSX definition of “equity compensation plans”.  For simplicity, this section has grouped all such plans together and provides a number of at-a-glance tables to highlight the key features and impact of these plans.  More detailed descriptions of each plan follow the tables.

TELUS Equity Based Plans at a glance

	New equity grants being	TELUS securities issuable
Name	issued?	from treasury
TELUS Management Share Option Plan	Yes	Yes
Directors Share Option and Compensation Plan	Yes, but only regarding DSUs	Yes for outstanding options No for DSUs
RSU Plan	Yes	No
ESU Plan	Yes	No
TELUS Corporation Employee Stock Option Plan	No	Yes
TELUS Corporation Share Option Plan for former Clearnet Optionholders	No	Yes
BC TELECOM Share Option Plan	No	Yes

The following table provides information as at December 31, 2007 on the common and non-voting shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules).  As at December 31, 2007, the dilution as a result of total stock option reserves was approximately 5.0 per cent of all outstanding common and non-voting shares.

			Number of securities
			remaining available
	Number of securities to be	Weighted-average	for future issuance
	issued upon exercise	exercise price of	(excluding securities
	of outstanding options	outstanding options	reflected in column A)
	(#)	($)	(#)
Plan category	A	B	C
Equity compensation plans approved by securityholders	464,648	37.14	Nil
Equity compensation plans not approved by securityholders	7,819,986	37.24	7,842,602
Total	8,284,634	37.24	7,842,602

Active share equity plans (subheading)

TELUS Management Share Option Plan

While stock options remain outstanding and exercisable under a number of equity compensation plans, the TELUS Management Share Option Plan (the Management Plan) is the only equity compensation plan of the Company under which the Company continues to grant options.   Since January 1, 2001, all option grants have related to non-voting shares.

Management Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee).
Term	Maximum term is 10 years from the grant date. Currently, options are typically granted with seven-year terms.
Expiry	Unless otherwise determined by the Compensation Committee, upon the earliest of:
• resignation of employment by a participant (other than retirement or by reason of disability);
• 90 days after termination of employment without just cause;
• termination of employment of the participant for just cause;
• 12 months after the death of a participant, for options that have vested on death or within 12 months of death; or
• the end of the option term.
Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price	Pre-November 2006:
• weighted average trading price of the underlying shares on the last business day before the grant date. Post-November 2006:
• arithmetic average of the daily weighted average trading price on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date
Change of control	Yes. See page 47.
Assignability	Not assignable.
Ownership restrictions	•

The number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS equity compensation plans, cannot exceed five per cent of TELUS’ issued and outstanding shares.

• A majority of the options granted under this plan cannot be granted to insiders.
•

nsiders, as a group, are not permitted to hold options under this plan that, together with any options under any other equity compensation plans, exceed 10 per cent of TELUS’ issued and outstanding shares.

Total number of shares reserved for further options as of March 10, 2008	4,961,643 shares are reserved for further option grants representing 1.53 per cent of TELUS’ issued and outstanding shares.
Options outstanding as of March 10, 2008

Options to purchase 8,738,401 non-voting shares representing 2.70 per cent of TELUS’ issued and outstanding shares. Options to purchase 423,680 common shares representing 0.13 per cent of TELUS’ issued and outstanding shares.

Number of options held by insiders as of March 10, 2008	Options for 205,484 common shares and options for 1,747,000 non-voting shares or 18.88 per cent of the total number of options outstanding under all TELUS plans.

The Management Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Plan and the Directors Share Option and Compensation Plan (see next section for details).   The purpose of the Management Plan is to strengthen retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS’ shares.

Other features

The Management Plan contains three different methods under which exercised options may be settled by cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and dilution to shareholders.  These three different methods, introduced at different times, apply to different sets of options issued under the Management Plan, and contain different terms.

Option purchase rights

For certain options outstanding on January 1, 2001, the Management Plan permits the participant to elect to receive in cash the difference between the market price of the shares under option and the exercise price.  The market price for this purpose is the average trading price on the TSX for the last business day before the determination of the price.  The Company may override the election and require that the shares be purchased.

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the optionholder to receive non-voting shares or common shares, as applicable, in settlement for the exchanged options.  The number of shares to be issued is obtained by multiplying i) the number of options exercised by ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the applicable shares.  The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise.  The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange will be added back to the applicable reservation of shares under the Management Plan.

Cash settlement feature

The Management Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company (cash settlement feature).  An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the shares under option on the TSX on the business day following the participant’s election) and the exercise price.  The surrendered options will be cancelled by the Company and the shares underlying these options will not be added back to the share reservation.  The Board has approved, subject to shareholder approval at this meeting, an amendment to the Management Plan to add the shares underlying these options back to the share reservation.  See page 20.

Change of control

The Management Plan contains change of control provisions (the Change of Control Provisions).  Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS; (ii) a formal takeover bid being made for TELUS’ voting securities; (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter); (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity; or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.  Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria; (ii) accelerate the vesting of the options; (iii) make a determination as to the market price for the purpose of further actions with respect to the options; (iv) arrange for cash or other compensation in exchange for a surrender of any options; or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a takeover bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the shares received on exercise to the takeover bid, but any shares not deposited to the takeover bid will be cancelled and the options will be reinstated as unvested options; or (ii) in any other case, all unvested options will vest.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Plan at any time, provided that such amendment is not prejudicial to any existing option holders.  This power includes the right to amend the vesting of any option and the right to extend the termination date of any option to a date that is not beyond the original expiry date.  Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan.

2007 amendments to Management Plan

The Board approved a minor housekeeping amendment to the Management Plan in 2007 to simplify the definition of grant date. In accordance with the rules of the TSX and the amendment provisions of the Management Plan text noted above, shareholder approval was not required for this amendment.

Directors Share Option and Compensation Plan (the Directors Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of the shareholders. Although options remain outstanding under the Directors Plan, the Board discontinued granting options to directors in 2003 and the share reservation under this plan is only sufficient to meet the exercise of the outstanding options.  The Directors Plan also provides that a director may elect to receive his or her annual retainer and meeting fees in DSUs, shares or cash.  DSUs entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	Maximum term is 10 years from date of grant for options. DSUs do not have a fixed term.
Expiry	For options, earliest of:
• 12 months after the participant ceases to be a director due to death;
• immediately upon a participant becoming a director, officer or employee of a competitor after he or she ceases to be a TELUS director; and
• the expiry date of the option, whether or not the participant is a director at that time.
DSUs are paid out and expire when a director ceases to be a director for any reason.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for applicable shares.
Vesting	All options have vested.
Change of control	No.
Exercise price

For options, determined at the time of grant, but cannot be less than the market price of applicable shares at the time of grant.
DSUs, when granted, are based on weighted average trading price of non-voting shares (or common shares for DSUs held before January 2001) on the grant date.

Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options and DSUs outstanding as of March 10, 2008	Options to purchase 39,650 common shares and 33,000 non-voting shares representing 0.02 per cent of TELUS’ issued and outstanding shares. 11,762 common DSUs and 223,350 non-voting DSUs

Other features

For options outstanding on January 1, 2002, the Directors Plan permits the director to elect to receive in cash the difference between the market price of the common shares exercised and the exercise price. The common shares are not added back to the reservation if this election is selected. The Company may override the election and require that the common shares be issued from treasury in their entirety.   The Directors Plan also contains a cash settlement feature.

DSUs are credited with dividends paid on the Company’s shares.  If a participant elects to be paid out in shares, non-voting shares are acquired by the plan administrator in the open market for the participant.   In 2006, the ability of the Company to issue shares from treasury in that circumstance was cancelled.

Amendment procedure

Subject to any regulatory or required shareholder approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination.  This power includes the right to amend the vesting of any option or the waiver of any conditions with respect to DSUs and the right to extend the termination date of any option to a date that is not beyond the original expiry date. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature which does not reduce in the share reservation the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine exercise price of options, the addition of any right permitting a change of the price of any outstanding options, and any material expansion of the type of awards available under the plan.

Other existing share equity plans

In addition to the foregoing, there are three other plans under which options to acquire TELUS shares remain outstanding, although no further options are being granted under any of these plans.

TELUS Corporation Employee Stock Option Plan (the Team TELUS Plan)

The Company established the Team TELUS Plan in 2001, which provided for 100 options to be granted, from time to time, to eligible participants.  Under the terms of the Team TELUS Plan, all eligible employees received the same number of options.  The Company made grants to eligible employees under this plan in 2001, 2002 and 2003 and discontinued option grants under it in 2004.

Team TELUS Plan at a glance

Term	Description
Participants	Eligible regular, part-time, casual and temporary employees of TELUS, other than those who were eligible to receive grants under the Management Plan.
Term	Maximum term is 10 years from date of grant.
Expiry	The earliest of:
• the day of any voluntary termination of employment by a participant, or the day a participant is terminated for just cause;
• three years after the date of normal retirement of a participant;
• 12 months after the date of death or disability of a participant;
• 90 days after termination of a participant’s employment without cause (or the sale of the subsidiary, if applicable);or
• the end of the option term.
Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	The weighted average trading price of the Company’s non-voting shares on the trading day immediately before the grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
Options outstanding as of March 10, 2008	Options to purchase 1,142,900 non-voting shares representing 0.35 per cent of TELUS’ issued and outstanding shares.

Other features and amendment procedure

The Team TELUS Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the Team TELUS Plan without shareholder approval.

TELUS Corporation Share Option Plan for Former Clearnet Optionholders (the TELUS/Clearnet Plan)

In 2000, the Company put in place the TELUS/Clearnet Plan for former employees of Clearnet Communications Inc. (Clearnet) upon the acquisition of Clearnet on October 20, 2000.   Under the plan, holders of options under Clearnet’s option plan who continued to be employees of TELUS were given the right to exchange their Clearnet options for options under the TELUS/Clearnet Plan.  No further options are being issued under this plan.

TELUS/Clearnet Plan at a glance

Term	Description
Participants	Holders of options under Clearnet’s option plan who continued to be employees of TELUS.
Term	Maximum term is 10 years from date of grant.
Expiry	The earliest of
• six months after the date of voluntary termination of employment by a participant or the date of termination of employment without just cause;
• three years following the date of normal retirement or disability;
• the date of termination of employment for just cause;
• 12 months after the death; and
• the original expiry date of the option as granted by Clearnet (which was 10 years from the date of grant).
Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	Reflected the exchange ratio at which TELUS acquired the common shares of Clearnet. Determined by subtracting from:
(a) the market price of TELUS’ non-voting shares on October 20, 2000
(b) the amount obtained by dividing the difference between the market price of Clearnet common shares on October 20, 2000 and the exercise price of the options under Clearnet’s plan, by 1.636.
Assignability	Not assignable.
Options outstanding as of March 10, 2008	Options to purchase 35,209 non-voting shares representing 0.01 per cent of TELUS’ issued and outstanding shares.

Other features and amendment procedure

The TELUS/Clearnet Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the TELUS/Clearnet Plan without shareholder approval.

BC TELECOM Share Option Plan (the BC TELECOM Plan)

The BC TELECOM Plan was put in place prior to the merger of predecessor Alberta-based TELUS Corporation and BC TELECOM Inc. in 1999.  At the time of the merger, the options then existing under each of the BC TELECOM and the predecessor Alberta-based TELUS plans were converted into options under the BC TELECOM Plan to purchase common shares and non-voting shares of the Company based on the exchange ratio for BC TELECOM shares and predecessor Alberta-based TELUS shares pursuant to the plan of arrangement. No further options are being issued under the BC TELECOM Plan and all options granted under the predecessor Alberta-based TELUS plan have expired.

BC TELECOM Plan at a glance

Term	Description
Participants	Holders of options under BC TELECOM Plan and Alberta-based TELUS option plans who continued to be employees of TELUS.
Term	Maximum term is 10 years from date of grant.
Expiry	The earliest of
• 12 months after a participant retires or ceases to be an officer or director;
• 12 months after participant’s death; and
• the end of the option term.
Vesting	All of the options outstanding under this plan are now fully vested.
Change of control	No. All options have vested.
Exercise price	Determined based on the exchange ratio and the exercise prices of the granted options under the respective BC TELECOM and predecessor Alberta-based TELUS plans on the effective date of the merger.
Assignability	Not assignable.
Options outstanding as of March 10, 2008	Options to purchase 370 common shares and 130 non-voting shares representing less than 0.01 per cent of TELUS’ issued and outstanding shares. All these options will expire in 2008.

Other features and amendment procedures

Under the BC TELECOM Plan, the participants may also hold share appreciation rights that entitle them to receive an amount in cash equal to the difference in the exercise price and the closing price of the applicable shares of the Company on the day prior to the date of exercise. To the extent participants exercise the share appreciation rights, the corresponding option is cancelled.

The BC TELECOM Plan has a cash settlement feature.  Effective June 2007, in accordance with TSX rules, the Board may not amend the BC TELECOM Plan without shareholder approval.

Other compensation plans

Executive Stock Unit Plan

As noted on page 34, the ESU Plan is a medium-term incentive plan that awards ESUs that are pegged to the value of TELUS’ non-voting shares.

ESU Plan at a glance

Term	Description
Participants	Members of the executive leadership team and senior management as approved by the Compensation Committee.
Vesting	•	Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals; and
	•	All ESUs vest and are paid out before the end of the second year after the grant year
Change of control	Yes. See page 47.
Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination	Unless otherwise determined by the Compensation Committee, and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:
	•	for vested ESUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability); all unvested ESUs forfeited immediately upon such resignation;
	•	vested and unvested ESUs forfeited immediately on termination of employment for just cause;
	•	60 days after termination of employment without just cause for both vested and unvested ESUs;
	•	60 days after retirement or termination as a result of disability for all vested and unvested ESUs;
	•	60 days after the death of participant, for all vested and unvested ESUs; or
	•	within 30 days of normal vesting date

The ESU Plan was first implemented in 2002 for executive leadership team members and expanded in 2004 to include designated senior management team members.   The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives.

The participants may elect to take payments under the ESU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are declared and paid during the life of an ESU, a participant receives an equivalent credit that is converted to additional ESUs in the participant’s account.  These dividend equivalents do not vest unless the ESUs vest.

Change of control

In 2006, the ESU Plan was amended to incorporate Change of Control Provisions equivalent to those in the Management Plan. These amendments generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding ESUs into ESUs under a similar plan of a publicly traded successor corporation, the vesting of all unvested ESUs, or the provision of cash or other consideration in exchange for cancelling outstanding ESUs.  If the Board decides not to take any of the discretionary permitted actions, then the outstanding ESUs will vest as set out for each defined change of control.  For details, see the description of the Change of Control Provisions of the Management Plan on page 47.

Restricted Stock Unit Plan

As noted on page 35, the RSU Plan is a long-term incentive plan that awards restricted stock units (RSUs) that are pegged to the value of TELUS’ non-voting shares.

RSU Plan at a glance

Term	Description

Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.

Vesting	Typically, vest and become payable in the second year after the grant year.

Change of control	Yes. See page 47.

Payout amount

Arithmetic average of the daily weighted average trading price of non-voting shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Payment/termination	Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

• for vested RSUs, 60 days after resignation of employment by a participant (other than by reason of retirement or disability) — all unvested RSUs forfeited immediately upon such resignation;

• termination of employment of the participant for just cause - all vested and unvested RSUs forfeited immediately upon such termination;

• termination of employment without just cause — all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination;

• 60 days after retirement or termination as a result of disability for all vested and unvested RSUs;

• 60 days after the death of participant, for all vested and unvested RSUs; or

• within 30 days of normal vesting date.

The purpose of the Plan is to align the interests of management with those of shareholders and to provide incentive compensation based on the value of non-voting shares.  This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the RSU Plan in cash or non-voting shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

When dividends on non-voting shares are paid during the life of a RSU, a participant receives an equivalent credit that is converted to additional RSUs in the participant’s account.  These dividend equivalents do not vest unless the RSUs vest.

Change of control

In 2006, the RSU Plan was amended to incorporate Change of Control Provisions equivalent to those in the Management Plan and ESU Plan. For details, see the description of the Change of Control Provisions of the Management Plan on page 47.

Additional information

Interest of certain persons in matters to be acted upon

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors.

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2007 and management’s discussion and analysis thereon. Copies of these documents are available upon request to TELUS’ Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7. All of the Company’s public documents are filed with SEDAR and EDGAR and may be found on sedar.com and sec.gov.

Appendix A: Statement of TELUS’ corporate governance practices

TELUS is committed to effective and best practices in corporate governance and regularly assesses emerging best practices.  As part of that commitment, TELUS has a philosophy of being an early adopter of best practices. TELUS is also committed to transparent and comprehensive disclosure of its corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS is in full compliance with all Canadian regulations and policies - Policy 58-201 Corporate Governance Guidelines (Governance Guidelines), National Instrument 58-101 Disclosure of Corporate Governance Practices (Governance Disclosure Rule) and the Investor Confidence Rules issued by the Canadian Securities Administrators (CSA).  TELUS is also in full compliance with Section 303A of the New York Stock Exchange Governance Standards (the NYSE Governance Rules) including certain elements that are not legally required of TELUS.

Our efforts in corporate governance and reporting continue to be externally recognized.  Awards received for 2007 include, for the first time, the Overall Award of Excellence for Corporate Reporting from the Canadian Institute of Chartered Accountants (CICA). We also received, for the third consecutive year, the CICA Award of Excellence for Best Corporate Governance Disclosure across all industry sectors in Canada.

Disclosure of TELUS’ practices against the Governance Disclosure Rule

Board of Directors

Disclose the identify of directors who are independent.

The Board of Directors has determined that all of the proposed directors, other than Mr. Entwistle, are independent.  Biographies of each director, including their business experience and the names of other organizations on whose boards they serve, can be found in the Election of directors on page 7 of this information circular and at telus.com/bios.

Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Entwistle, as President and CEO of TELUS, is the only director who is a member of management of the Company and the only director who is not an independent director pursuant to the Governance Disclosure Rules.

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the New York Stock Exchange (NYSE) including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the Governance Disclosure Rule, the CSA’s Investor Confidence Rules and the NYSE Governance Rules.  The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual.

The Board applied its expanded independence test to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families, and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Mr. Entwistle, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company.

Disclose whether a majority of directors are independent.

Eleven of the 12 nominees proposed for election as directors at the meeting are independent.  Since 2000, the Board has required that at least a majority of its Board of Directors be independent.  This requirement is captured in the TELUS Board Policy Manual.

If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Each nominee is a director of one or more other reporting issuers.  See the tables on page 7 to 10 for a list of all other companies for which the 12 nominees act as directors.

Disclose whether or not independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the numbers of meetings held since the beginning of 2007.

Under the TELUS Board Policy Manual, the Board is required to hold at least one annual in-camera session without non-independent directors present. As a regular feature at each regularly scheduled Board meeting, the Board meets without management, other than the CEO and the Corporate Secretary, followed immediately by an in-camera session without the CEO or any other member of management present. The Chair presides over these in-camera sessions of the Board. In 2007, the Board held 9 in-camera sessions.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities.

The Board has determined that Brian Canfield, the current Chair of the Board, is an independent director under both the Governance Disclosure Rule and the NYSE Governance Rules.

The Board has adopted a number of policies to better ensure the independence of the Board.  The Chair of the Board is required to be independent. In addition, the positions of Chair and CEO must be separate. Mr. Canfield was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO.  Mr. Canfield has passed the three year cooling-off period required by the Governance Disclosure Rule and the NYSE Governance Rules for establishing his independence from management.

The duties and mandate of the Chair are set out in the TELUS Board Policy Manual.  They include leading the Board in its management and supervision of the business and affairs of the Company, its oversight of management and promoting effective relations with shareholders.

Disclose the attendance record of each director for all board meetings held since the beginning of 2007.

See pages 7 to 10 for attendance records for each director.  Directors are expected to attend all Board and committee meetings.

Board mandate

Disclose the text of the board’s written mandate.

The TELUS Board Policy Manual provides guidelines to the Board and was developed to assist Board members in fulfilling their obligations, both individually and collectively, and to make very explicit the expectations on the Board, Board committees, individual directors, the Chair, the committee chairs, and the CEO. The terms of reference for the Board of Directors are contained in the manual and are also attached as Appendix B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The terms of references of the committees set out the mandates, duties and authority of the committees, and the scope of their authority. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year.  The committees report to the Board on their activities on a regular basis.

To further delineate the responsibilities of the Board, the Board has adopted a Delegations Policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval including major capital expenditures, acquisitions, investments or divestitures.

The Board has also approved a Policy on Corporate Disclosure and Confidentiality of Information, a copy of which is available at telus.com/governance.  The policy is reviewed annually with the assistance of the Chief Internal Auditor for continuous improvements.  The policy sets out the Company’s policies and practices on corporate disclosure and applies to all TELUS team members, including directors, officers and employees. The policy’s objectives include i) disclosing information in a timely, consistent and appropriate manner; and ii) disseminating material information pursuant to all applicable legal requirements. Material changes to the policy, as approved by the Disclosure Committee, must be reported to the Audit Committee and approved by the Board.

Position descriptions

Disclose whether or not the board has developed written descriptions for the chair and the chair of each board committee.

The Board has developed a description of the role and responsibilities of the Chair of the Board, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance.  The Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management, and promoting effective relations with shareholders.

Disclose whether or not the board and CEO have developed a written position description for the CEO.

The Board has developed terms of reference for the CEO, which are described in the TELUS Board Policy Manual. The Board annually approves the Company’s goals and objectives, which the CEO is responsible for meeting. As well, his annual performance objectives relevant to compensation, which are reviewed and approved by the Compensation Committee, supplement his mandate. With input from the remaining directors as part of the process, the Compensation Committee evaluates the performance of the CEO against his annual objectives and reports its conclusions back to the Board. For further details, see Human Resources and Compensation Committee: Mandate and Report on page 29.

Orientation and continuing education

Briefly describe what measures the board takes to orient new directors regarding i) the role of the board, its committees and its directors, and ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program.  New directors receive a full-day orientation session on joining the Board, conducted by various members of senior management.  The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, board and committee governance including mandates, roles and policies, corporate policies, compliance and governance philosophy and practices.  In addition, the Board’s policy is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board.  Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, and offer to new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees. In 2007, new members of both the Pension Committee and Human Resources and Compensation Committee received orientation and training prior to their first meeting.  For new Pension Committee members, management provided background materials and met with the new members prior to their first meeting to discuss TELUS’ pension governance structure, fiduciary obligations, and the Pension Committee’s work plan.  For new members of the Human Resources and Compensation Committee, management provided background materials and reviewed with them prior to their first meeting TELUS’ executive compensation philosophy, compensation assessment models, executive employment agreements, and all components of executive compensation.  Similar orientation was considered but deemed not necessary for new members of the Audit and Corporate Governance Committees due to their familiarity with those committees.

Briefly describe what measure, if any, the board takes to provide continuing education for its directors.

In accordance with its mandate, the Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members.  As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives.  Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.  Directors also attend external education programs at TELUS’ expense.

In 2007, management conducted or organized the education sessions noted in the table below.  Two directors also attended education sessions on executive compensation and best practices in governance at the Company’s expense.

Board education in 2007

Date	Subject	Attendees	Presented by
February 13 May 1 July 31 October 30	Quarterly governance updates, including updates on “say on pay” initiatives, emerging best practices, and developments in securities regulation and litigation	Corporate Governance Committee	Senior Vice-President, General Counsel and Corporate Secretary
February 13 May 1 July 31 October 30	Quarterly updates on audit governance and privacy law	Audit Committee	Chief Internal Auditor and Chief Compliance Officer
October 30	Update on International Financial Reporting Standards	Audit Committee	Vice-President, Corporate Accounting and Financial Reporting External auditors
February 13 May 1 July 31 October 30	Quarterly updates on pension trends, including accounting changes and trends in pension fund management	Pension Committee	Senior Vice-President and Treasurer
May 1	Developments in pension law	Pension Committee	Associate General Counsel
February 13 May 1 July 31 October 30	Quarterly updates on compensation trends, including executive compensation disclosure and emerging best practices	HR&C Committee	Vice-President, Compensation & Benefits External compensation consultant
February 14	Talent attraction and retention	Entire board	Senior Vice-President, Human Resources
May 2	Private equity primer	Entire board	Chief Financial Officer
May 2	Regulatory reform	Entire board	EVP, Corporate Affairs
September 24	Investor perspectives	Entire board	Industry analyst
October 31	Directors’ duties and liabilities, and legal trends	Entire board	External legal counsel

Ethical business conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code: i) disclose how a person may obtain a copy of the code; ii) describe how the board monitors compliance with its code and iii) provide a cross-reference to any material change report filed since the beginning of 2007 that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

TELUS has adopted an Ethics Policy, which applies to all TELUS team members including directors, officers and employees.  The Ethics Policy provides guidelines on how to deal with conflicts of interest and requires disclosure of actual or potential conflicts by TELUS team members. The Policy is available at telus.com/governance.  As part of that policy, TELUS established the TELUS EthicsLine in 2004, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues that are reported on a quarterly basis to the Audit Committee.  In 2007, TELUS enhanced the independence and accessibility of EthicsLine by engaging a third party intake provider, EthicsPoint, to run the hotline.  EthicsPoint also acts as the Company’s respectful workplace contact.  TELUS team members from around the world can now make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office provides team members with assistance in ethical decision making by providing guidance concerning the Ethics Policy.  The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ EthicsLine.  Finally, the Ethics Office oversees ethics training, including an online interactive ethics course that is mandatory for all TELUS team members, and annually requires each director to acknowledge that he or she has reviewed the Ethics Policy.  The Chief Internal Auditor reports quarterly to the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office.  The Audit Committee of the Board is required to review the Ethics Policy on an annual basis and recommend changes for approval to the Board as appropriate. Waivers granted under the Policy must be pre-approved by the Board of Directors or their designate.

Finally, under the Business Corporations Act (British Columbia) and the Company’s Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.  An example of this safeguard in operation may be found in the Company’s initiative to acquire Emergis Inc. (Emergis).  At that time, Pierre Ducros was a director of both TELUS and Emergis.  When TELUS’ interest in Emergis was first disclosed to the TELUS Board, Mr. Ducros immediately and formally disclosed his interest in Emergis.  In his capacity as a TELUS director, Mr. Ducros abstained from participation in Board discussions of the Emergis transaction and abstained from voting on the transaction.

Nomination of directors

Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees, and proposes nominees for election as directors, in accordance with the TELUS Board Policy Manual.  The Committee and the Board are guided by the objective of forming an effective-functioning Board that presents a diversity of views and business experience, and selecting a size that is sufficiently small for the Board to operate effectively but sufficiently large to ensure there is enough capacity to fully meet the work demands of the Board and its four committees.  The Committee is also responsible for assessing and making recommendations regarding Board effectiveness and establishing a process for identifying, recruiting, nominating and appointing new directors.

When recruiting new directors, the Committee considers, among other things, the vision and business strategy of the Company, the skills and competencies of the current directors, the existence of any gaps in Board skills and the attributes and experience new directors should have in order to best enhance the Company’s business plan and strategies. Key sources that support this review are the Board and director evaluations and skills self assessments.  The matrix helps to identify any gaps in the Board’s current skills mix.  Also important are the Committee’s consultations with the Chair of the Board and the CEO.  Furthermore, during the evaluation process, the Chair of the Board canvasses directors individually on their intentions, in order to identify impending vacancies on the Board as far in advance as possible and allow sufficient time for identification and recruitment of new directors.

The Committee, with input from the CEO and Chair, formulates the most desirable mix of attributes and experience, including track record of business success and relevant industry experience, and may retain an external search firm to assist in the identification of candidates meeting the requisite criteria.  As well, the Committee may draw on lists of potential candidates identified from past searches.  Prospective candidates are solicited to determine their interest and time availability.  They meet with the Chair and the President and CEO and any other directors that the Committee deems appropriate, and must agree to the commitment that the Company expects of its directors.  The Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations.  The Committee also conducts a background check on the recommended candidate and assesses the financial literacy and independence of the candidate when making its final recommendation to the Board.

The terms of reference for the Committee are set out at telus.com/governance. For a summary of the responsibilities, powers and operation of the Committee see Corporate Governance Committee: Mandate and Report on page 22.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.

The Corporate Governance Committee is comprised entirely of independent directors.

Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Executive compensation

The Board has delegated to the Human Resources and Compensation Committee, whose members are all independent, the responsibility for reviewing and recommending to the Board compensation of the CEO, and approving the compensation of the remaining executive management.  The Committee is a proponent of pay-for-performance by linking executive compensation directly to the achievement of business objectives and has adopted a market-based approach to executive compensation to ensure that the Company provides competitive compensation.  See page 32 for a full description of the Company’s compensation philosophy and process.

Director compensation

The Board has delegated to the Corporate Governance Committee the responsibility for reviewing and recommending to the Board the compensation and benefits of Board members.  The Committee annually reviews Board compensation and conducted a comprehensive review of compensation philosophy in 2006.  See Director compensation on page 11 for further information on directors’ fees and equity ownership.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.

The Corporate Governance Committee and the Compensation Committee are each composed entirely of independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In addition to setting executive compensation, the Human Resources and Compensation Committee reviews the Company’s overall organizational structure for executive management, and recommends to the Board for approval the appointment of executive leadership team members. The Committee reviews and recommends to the Board for approval annually the CEO’s succession plan.   The Committee also reviews, approves and reports to the Board on an annual basis, or more frequently as required, succession plans for the remaining executive management including specific personal development plans and career planning for potential successors.

For more information on the Committee’s responsibilities, including the process by which it determines compensation of TELUS’ executive leadership team, see the Human Resources and Compensation Committee: Mandate and Report on page 29.

See page 11 for a description of the responsibilities, powers and operation of the Corporate Governance Committee with respect to the determination of director compensation.

If a compensation consultant or advisor has, at any time since the beginning of 2007, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Human Resources and Compensation Committee engages the services of an external compensation consultant, Hewitt Associates, to assist the Committee in its review of executive compensation practices, executive compensation design, market trends and regulatory considerations.  The Corporate Governance Committee engages the services of Hewitt Associates from time to time to conduct similar review of director compensation.  For further information regarding the compensation consultant, including its mandate, work performed and fees received in 2007, see Human Resources and Compensation Committee: Mandate and Report on page 29.

Other Board committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit, Corporate Governance and Human Resources and Compensation Committees, the Board has a Pension Committee.  The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor.  TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration.  They impact the financial well-being of TELUS team members and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions.  Accordingly, the TELUS Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices.  The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

In 2007, the Board created an ad hoc committee, the Strategy Advance Team to guide management in the deliberation on a potential acquisition of BCE Inc.   See page 21.

Detailed descriptions of each standing committee’s mandate are found in this information circular on pages 22, 24, 26 and 29 while the full text of each standing committee’s terms of reference can be found at telus.com/governance.

All committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities.  In 2007, the Corporate Governance Committee retained Hewitt Associates to assist in the annual market study of director’s compensation (see page 29), while the Compensation Committee has retained Hewitt as compensation consultant to the committee.  A description of Hewitt’s work for the Compensation Committee is on page 29.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, in conjunction with the Chair, carries out an annual assessment of the Board, its committees and individual directors.  In 2007, the Committee conducted an extensive review of the current evaluation process in order to strengthen it.    As a result of that review, the Committee revised its evaluation process.  Details on the review itself and the revised process are on page 22.

Appendix B: Terms of reference of the Board of Directors

1.                                      Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.  The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management.  The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.                                      No Delegation

2.1                                 The Board may not delegate the following matters to any committee:

a)                                      any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b)                                     the filling of a vacancy on the Board or any Board committee;

c)                                      the allotment and issuance of securities;

d)                                     the declaration and payment of dividends;

e)                                      the purchase, redemption or any other form of acquisition of shares issued by the Company;

f)                                        the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g)                                     the approval of management proxy circulars;

h)                                     the approval of any take-over bid circular or directors’ circular;

i)                                         the approval of the financial statements and management’s discussion and analysis of the Company;

j)                                         the appointment or removal of the CEO;

k)                                      the power of the directors set forth in the Company’s charter documents with respect to ownership and voting restrictions;

l)                                         the establishment of any Board committee and its mandate;

m)                                   the adoption, amendment or repeal of the charter documents of the Company; and

n)                                     any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.                                      Board of Directors

3.1                               Composition

a)                                      The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are Independent Directors.

b)                                     Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.  Upon ceasing to be CEO, he or she will be expected to volunteer to resign from the Board and, in any event, will not be eligible for re-election to the Board upon ceasing to be CEO.

c)                                      The CEO will be the only management director on the Board, provided, however, that the directors may fill a casual vacancy on the Board with another member of management, to hold such position until the next annual general meeting of the Company.

d)                                     The Chair of the Board must be an Independent Director.

3.2                               Meetings

a)                                      The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of six times a year.  Some of the Board’s meetings should be held in locations other than Vancouver.

b)                                     The Chair and CEO, with the assistance of the Corporate Secretary, will be responsible for the agenda for each Board meeting.

c)                                      The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)                                     The Board should have an in-camera session without management present, including any management directors, as a regular feature of each regularly scheduled Board meeting.

e)                                      Once a year at a regularly scheduled Board meeting, the Board should hold an in-camera session without non-Independent directors in attendance.

f)                                        The quorum necessary for the transaction of business of the directors will be a majority of the directors.

g)                                     To the extent possible, Board materials will be made available in electronic format.

3.3                               Election or appointment of directors

The Board, following recommendation by the Corporate Governance Committee, will:

a)                                      approve the management slate of nominees proposed for election at annual general meetings of the Company;

b)                                     approve candidates to fill any casual vacancy occurring on the Board; and

c)                                      fix the number of directors as permitted by the Company’s charter documents.

3.4                               Compensation and share ownership requirement

Appendix I — Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5                               Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)                                      Audit Committee — Appendix E

b)                                     Corporate Governance Committee — Appendix F

c)                                      Human Resources and Compensation Committee — Appendix G

d)                                     Pension Committee — Appendix H

The Board may establish a new standing or ad hoc committee, after considering the recommendation of the Corporate Governance Committee.  Not less than a majority of the members of any new standing or ad hoc committee will be Independent Directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee.  See Appendix D — Terms of Reference for Committees of the Board of Directors.

4.                                      Selection of Management

4.1                                 In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2                                 Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.

4.3                                 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4                                 The Board is responsible for overseeing succession planning.

5.                                      Strategy Determination

The Board will:

5.1                                      annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto;

5.2                                      monitor and assess the resources required to implement the Company’s strategic plan;

5.3                                      monitor and assess developments which may affect the Company’s strategic plan;

5.4                                      evaluate and, as required, enhance the effectiveness of the strategic planning process; and

5.5                                      monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                                      Material Transactions

6.1                                 Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                                      Public Reporting

The Board is responsible for:

7.1                                 ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

7.2                                 ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

7.3                                 ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company;

7.4                                 reporting annually to shareholders on its stewardship for the preceding year; and

7.5                                 providing for measures that accommodate feedback from shareholders.

8.                                      Monitoring Risks And Internal Controls

The Board is responsible for:

8.1                                 identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks; and

8.2                                 ensuring the integrity of the Company’s internal control and management information systems.

9.                                      Procedures And Policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                               Legal Requirements

10.1                           The Board will monitor and ensure compliance with all applicable laws and regulations.

10.2                           The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.

11.                               Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees and the Chair.  See Appendix L - Board and Director Evaluation Process.